1934 Act Registration No. 1-14696

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



03055087


RECD S.E.C.
APR - 8 2003
1086

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.
4-1-03

For the Month of April 2003

China Mobile (Hong Kong) Limited

(Translation of registrant's name into English)

60/F The Center
99 Queen's Road Central
Hong Kong, China
(Address of principal executive offices)


PROCESSED
APR 08 2003
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.)

HONGKONG: 45624.14

EXHIBITS

FORWARD-LOOKING STATEMENTS

The Annual Report 2002, constituting Exhibit 1.1 to this Form 6-K, contains forward-looking statements that are, by their nature, subject to significant risks and uncertainties. Such forward-looking statements include, without limitation, statements relating to the Company's ability to maintain a relatively high growth rate, maintain its position as the market leader and implement measures to maintain and consolidate market share in the high-value customer market, as well as statements relating to improvements in China's telecommunications regulatory environment following entrance into the World Trade Organization and the future growth in China's mobile telecommunications market.

Such forward-looking statements reflect the current views of the Company with respect to future events. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in regulatory policies of the Ministry of Information Industry and other relevant government authorities, the effects of competition on the demand and price of the Company's cellular services, any changes in wireless and related technology, which could affect the viability and competitiveness of the Company's cellular networks and its cellular and other services, and changes in political, economic, legal and social conditions in China including the Chinese government's policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China's telecommunications market. In addition, the Company's future network expansion and other capital expenditure and development plans are dependent on numerous factors, including the availability of adequate financing on acceptable terms, the adequacy of currently available spectrum or the availability of additional spectrum, the availability of transmission lines and equipment when required on acceptable terms, and the availability of qualified management and technical personnel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE (HONG KONG) LIMITED

Date: April 7, 2003

By: 
Name: Wang Xiaochu
Title: Chairman and Chief Executive Officer

Exhibit 1.1




中国移动通信
CHINA MOBILE

China Mobile (Hong Kong) Limited

Annual Report 2002





Asia's Best Credits

CHINA

2002	2001	Company	Points	% of total
1	1	China Mobile	209.5	33%
2	-	CNOOC	97.3	15%
3	2	Bank of China	53.8	8%
4	11	GH Water	52.0	8%
5	9	China Construction Bank	50.3	8%

June 2002

The Company was ranked #1 again in the China Division, and #7 in the weighted pan-Asian league table in the "Asia's Best Credits 2002" survey by the highly-regarded financial magazine *The Asset*.



July 2002

The Company was ranked #1 in "The Top 200 Emerging-Market Companies" in 2002 by the renowned business magazine *BusinessWeek*. This is the third time in a row that the Company was ranked first in this ranking based on market capitalization.


Forbes
global
The
A
List
The best of the world's biggest companies as measured by profitability, price and promise.
WHAT ASIA MUST DO TO BETTER ITS LOT

April 2002

The Company was the only Chinese company selected as one of "The World's 400 A-List Companies 2002" by the internationally renowned business magazine *Forbes*.

Major Awards 2002


EUROMONEY
Asia's Best-managed Companies Poll 2003
China Mobile
Best-managed Company in China

December 2002

The Company was ranked as the #1 best managed company in China by the internationally renowned financial magazine *EuroMoney* in their seventh annual poll of Asia's best companies.


IR
magazine
AWARDS
2002
Best Roadshow
China Mobile (Hong Kong)
THE ASIAN WALL STREET JOURNAL


IR
magazine
AWARDS
2002
China Mobile (Hong Kong)
THE ASIAN WALL STREET JOURNAL

November 2002

The Company was awarded "Best IR by a Mainland Chinese Company" and "Best Roadshow" in "The Asia Awards 2002" by the renowned magazine *Investor Relations*.


asiamoney
2002
Best Corporate Governance Standards in the Telecoms Sector
Awarded to:
China Mobile

October 2002

The Company was ranked #1 for Asia's telecoms sector in the first ever in-depth best corporate governance poll compiled by the renowned financial magazine *AsiaMoney*.

The only operator in
Mainland China
exclusively specialized in
mobile telecommunications

Contents

6



China Mobile (Hong Kong) Limited (the "Company", together with its subsidiaries, the "Group") was incorporated in Hong Kong on 3 September 1997. The Company was listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited on 22 October 1997 and 23 October 1997, respectively. The Company was admitted as a constituent stock of the Hang Seng Index in Hong Kong on 27 January 1998, and has obtained a corporate credit rating of BBB (equivalent to sovereign rating) by Standard and Poor's and a Baa2 rating by Moody's. As the leading mobile services provider in the world's largest mobile telecommunications market, the Group is the only operator exclusively specialized in mobile telecommunications in Mainland China, with the world's largest unified, contiguous all-digital mobile network and the world's largest mobile subscriber base. Also, the Company was the only Chinese company selected as one of "The World's 400 A-List Companies 2002" by the internationally renowned business magazine *Forbes*.

The Company owns a 100 per cent. interest in Guangdong Mobile Communication Company Limited ("Guangdong Mobile"), Zhejiang Mobile Communication Company Limited ("Zhejiang Mobile"), Jiangsu Mobile Communication Company Limited ("Jiangsu Mobile"), Fujian Mobile Communication Company Limited ("Fujian Mobile"), Henan Mobile Communication Company Limited ("Henan Mobile"), Hainan Mobile Communication Company Limited ("Hainan Mobile"), Beijing Mobile Communication Company Limited ("Beijing Mobile"), Shanghai Mobile Communication Company Limited ("Shanghai Mobile"), Tianjin Mobile Communication Company Limited ("Tianjin Mobile"), Hebei Mobile Communication Company Limited ("Hebei Mobile"), Liaoning Mobile Communication Company Limited ("Liaoning Mobile"), Shandong Mobile Communication Company Limited ("Shandong Mobile"), Guangxi Mobile Communication Company Limited ("Guangxi Mobile"), Anhui Mobile Communication Company Limited ("Anhui Mobile"), Jiangxi Mobile Communication Company Limited ("Jiangxi Mobile"), Chongqing Mobile Communication Company Limited ("Chongqing Mobile"), Sichuan Mobile Communication Company Limited ("Sichuan Mobile"), Hubei Mobile Communication Company Limited ("Hubei Mobile"), Hunan Mobile Communication Company Limited ("Hunan Mobile"), Shaanxi Mobile Communication Company Limited ("Shaanxi Mobile") and Shanxi Mobile Communication Company Limited ("Shanxi Mobile"), and operates mobile telecommunications services in the above mentioned provinces, municipalities and autonomous region in the People's Republic of China through these twenty-one subsidiaries.

As of 31 December 2002, the Group had an aggregate staff of 59,633 and an aggregate mobile telecommunications subscriber base of 117.7 million. The Group enjoyed a market share of approximately 67 per cent. and its domestic network covers 99 per cent. of cities and towns within its service areas in China. The Group's global roaming services covered 116 countries and regions.

The Company's major shareholder is China Mobile (Hong Kong) Group Limited, which, as of 31 December 2002, indirectly held an equity interest of approximately 75.7 per cent. in the Company through a wholly-owned subsidiary, China Mobile Hong Kong (BVI) Limited. The remaining equity interest of approximately 24.3 per cent. in the Company was held by public investors.



7

Financial Highlights

Actual	2002	2001	Growth Rate
Operating revenue (Turnover) (RMB Millions)	**128,561**	100,331	28%
EBITDA (RMB Millions)	**77,309**	60,270	28%
EBITDA margin	**60.1%**	60.1%	—
Profit attributable to shareholders (RMB Millions)	**32,742**	28,015	17%
Earnings per Share (RMB)	**1.71**	1.51	13%

Pro-forma combined	2002	2001	Growth Rate
Operating revenue (Turnover) (RMB Millions)	**143,784**	126,412	14%
EBITDA (RMB Millions)	**85,346**	73,159	17%
EBITDA margin	**59.4%**	57.9%	—
Profit attributable to shareholders (RMB Millions)	**34,116**	28,423	20%

Note: The pro-forma combined operating results are prepared on the assumption that the existing corporate structure of the Group with 21 operating subsidiaries was in place since 1 January 2001.

Operating Revenue (Turnover)
(RMB Millions)



64,984
100,331
128,561
2000
2001
2002

EBITDA
(RMB Millions)



37,500
60,270
77,309
2000
2001
2002

Profit Attributable to Shareholders
(RMB Millions)



18,027
28,015
32,742
2000
2001
2002

Earnings per Share
(RMB)



1.25
1.51
1.71
2000
2001
2002



Milestones



28 October 2002

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary, Guangdong Mobile Communication Company Limited, issued a further RMB8 billion in aggregate of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 22 January 2003, and received an enthusiastic response from the market.

1 July 2002

China Mobile (Hong Kong) Limited completed the acquisition of Anhui Mobile Communication Company Limited, Jiangxi Mobile Communication Company Limited, Chongqing Mobile Communication Company Limited, Sichuan Mobile Communication Company Limited, Hubei Mobile Communication Company Limited, Hunan Mobile Communication Company Limited, Shaanxi Mobile Communication Company Limited and Shanxi Mobile Communication Company Limited.

18 June 2001

China Mobile (Hong Kong) Limited, through its wholly-owned subsidiary Guangdong Mobile Communication Company Limited, issued an aggregate of RMB5 billion of corporate bonds in China, which were successfully listed on the Shanghai Stock Exchange on 23 October 2001.

2001


2000

13 November 2000

China Mobile (Hong Kong) Limited completed the acquisition of Beijing Mobile Communication Company Limited, Shanghai Mobile Communication Company Limited, Tianjin Mobile Communication Company Limited, Hebei Mobile Communication Company Limited, Liaoning Mobile Communication Company Limited, Shandong Mobile Communication Company Limited and Guangxi Mobile Communication Company Limited.



3 November 2000
China Mobile (Hong Kong) Limited completed an equity offering of approximately US$6.865 billion and an offering of convertible notes of US$690 million due 2005. China Mobile (Hong Kong) Limited also raised RMB12.5 billion by way of syndicated loans.

4 October 2000
China Mobile (Hong Kong) Limited and Vodafone Group Plc. entered into a strategic investor subscription agreement, whereby Vodafone Group Plc. agreed to acquire new shares of China Mobile (Hong Kong) Limited for US$2.5 billion.

28 June 2000
China Telecom (Hong Kong) Limited changed its name to China Mobile (Hong Kong) Limited.

9 June 2000
China Telecom (Shenzhen) Limited, a wholly-owned subsidiary of China Telecom (Hong Kong) Limited, was established.

5 June 2000
China Telecom (Hong Kong) Limited established Aspire Holdings Limited for the research and development of wireless data businesses.


1990's

12 November 1999
China Telecom (Hong Kong) Limited completed the acquisition of Fujian Mobile Communication Company Limited, Henan Mobile Communication Company Limited and Hainan Mobile Communication Company Limited.

2 November 1999
China Telecom (Hong Kong) Limited completed an equity offering of approximately US$2 billion and an offering of global notes due 2004 of US$600 million.

4 June 1998
China Telecom (Hong Kong) Limited completed the acquisition of Jiangsu Mobile Communication Company Limited.

22 and 23 October 1997
China Telecom (Hong Kong) Limited raised US$4.2 billion in its Initial Public Offering, with its shares listed on the New York Stock Exchange and The Stock Exchange of Hong Kong Limited respectively.

3 September 1997
China Telecom (Hong Kong) Limited was incorporated in Hong Kong and later changed its name to China Mobile (Hong Kong) Limited.



Corporate Information

Board of Directors

Executive Directors

Mr. WANG Xiaochu
(Chairman & Chief Executive Officer)

Mr. LI Yue
(Director & Vice President)

Mr. LU Xiangdong
(Director & Vice President)

Mr. XUE Taohai
(Director, Vice President & Chief Financial Officer)

Mr. HE Ning
(Director & Vice President)

Mr. LI Gang
(Director of the Company, and President of Guangdong Mobile)

Mr. XU Long
(Director of the Company, and President of Zhejiang Mobile)

Independent Non-Executive Directors

Sir Christopher GENT
Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Non-Executive Director

Mr. ZHANG Ligui

Principal Board Committees

Audit Committee

Dr. LO Ka Shui
(Chairman)

Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Remuneration Committee

Dr. LO Ka Shui
(Chairman)

Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Nomination Committee

Mr. WANG Xiaochu
(Chairman)

Dr. LO Ka Shui
Mr. Frank WONG Kwong Shing
Mr. Moses CHENG Mo Chi

Company Secretary

Mr. Jacky YUNG Shun Loy
(FCCA (UK), FHKSA, CPA (Australia))

General Counsel

Mr. David Laurence KREIDER
(Licensed American attorney and English and Hong Kong solicitor)

Auditors

KPMG

Legal Advisers

Linklaters
Sullivan & Cromwell LLP

Registered Office

60/F., The Center
99 Queen's Road Central
Hong Kong

Public and Investor Relations:

Tel: 852 3121 8888
Fax: 852 2511 9092
Website: www.chinamobilehk.com
Stock code: (Hong Kong) 941
(New York) CHL
CUSIP Reference Number:
16941M109

Share Registrar

Hong Kong Registrars Limited
Rooms 1901-5, 19/F
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

American Depositary Receipts Depositary

The Bank of New York
620 Avenue of the Americas, 6/F
New York NY10011, USA
Tel: 1 888 269 2377(toll free in USA)

Publications

As required by the United States Federal securities laws, the Company will file an annual report on Form 20-F with the US Securities and Exchange Commission before 30 June 2003. Copies of the annual report of the Company as well as the annual report on Form 20-F, once filed, will be available at:

Hong Kong:
China Mobile (Hong Kong) Limited
60/F., The Center
99 Queen's Road Central
Hong Kong

The United States:
The Bank of New York
620 Avenue of the Americas, 6/F
New York NY10011, USA



Biographical Details of Directors and Senior Management



Left to right:
Mr. HE Ning, *Director & Vice President*; **Mr. XUE Taohai**, *Director, Vice President & Chief Financial Officer*; **Mr. LI Yue**, *Director & Vice President*; **Mr. WANG Xiaochu**, *Chairman & Chief Executive Officer*; and **Mr. LU Xiangdong**, *Director & Vice President*

Biographical Details of Directors and Senior Management

Executive Directors



Mr. WANG Xiaochu



Mr. LI Yue



Mr. LU Xiangdong

Mr. WANG Xiaochu, age 45, Chairman and Chief Executive Officer of the Company. He joined the Board of Directors of the Company in March 1999. Mr. Wang is in charge of the overall management of the Company. He is also Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company). Prior to joining the Company, Mr. Wang served as the Director General of the Tianjin Posts and Telecommunications Administration. He also served as Director and Deputy Director of the Hangzhou Telecommunications Bureau in Zhejiang Province. He was responsible for the development of China Telecom's telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Posts and Telecommunications Bureau's Class One Science and Technology Advancement Award. Mr Wang graduated from Beijing University of Posts and Telecommunications in 1980 and has over 22 years of management experience in the telecommunications industry.

Mr. LI Yue, age 44, Director and Vice President of the Company. He joined the Board of Directors of the Company in March 2003. Mr. Li assists the Chief Executive Officer in relation to the network and planning activities of the Company. He has been serving as Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. Mr. Li previously served as the Deputy Director General of the Tianjin Posts and Telecommunications Administration and the President of Tianjin Mobile Communications Company. Mr. Li graduated from Tianjin University with a Master's Degree and has over 27 years of management experience in the telecommunications industry.

Mr. LU Xiangdong, age 43, Director and Vice President of the Company. He joined the Board of Directors of the Company in March 2003. Mr. Lu assists the Chief Executive Officer mainly in marketing, data, billing and settlement and corporate co-operation of the Company. He has been serving as Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000. He previously served as the Director General of Fujian Wireless Telecommunications Bureau and the Deputy Director General of the Mobile Telecommunications Bureau of the Ministry of Posts and Telecommunications. Mr. Lu graduated from the Academy of Posts and Telecommunications of the Ministry of Posts and Telecommunications with a Master's Degree and has nearly 21 years of management experience in the telecommunications industry.





Mr. XUE Taohai



Mr. HE Ning



Mr. LI Gang

Mr. XUE Taohai, age 47, Director, Vice President and Chief Financial Officer of the Company. He joined the Board of Directors of the Company in July 2002. Mr. Xue assists the Chief Executive Officer in relation to the corporate financial management of the Company. He is also the Vice President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company). Mr. Xue previously served as the Deputy Director General of the Finance Department of the former Ministry of Posts and Telecommunications, Deputy Director General of the Department of Financial Adjustment and Clearance of the Ministry of Information Industry and Deputy Director General of the former Directorate General of Telecommunications. He graduated from Henan University and has over 23 years of experience in the telecommunications industry and financial management.

Mr. HE Ning, age 41,Director and Vice President of the Company. He joined the Board of Directors of the Company in August 1998. Mr. He assists the Chief Executive Officer in relation to the general administration and investor and media relations of the Company. He previously served as the Deputy Director General of the Zhenjiang Posts and Telecommunications Bureau, the Director and Deputy Director of the Jiangsu Mobile Communications Bureau, Deputy Director General of the Posts and Telecommunications Administration in Jiangsu Province and the Chairman and President of Jiangsu Mobile. He graduated from Nanjing Institute of Posts and Telecommunications and received a Master's Degree from Maastricht School of Management of Netherland. He has 19 years of management experience in the telecommunications industry.

Mr. LI Gang, age 46, Director of the Company. He joined the Board of Directors of the Company in August 1999. Mr. Li is the Chairman and President of Guangdong Mobile, responsible for the Company's mobile telecommunications operations in Guangdong Province. He previously served as Director of the Network Maintenance Division and a Deputy Director of the Telecommunications Division of the Posts and Telecommunications Administration in Guangdong Province and the Vice Chairman and President of Guangdong Mobile. He graduated from Beijing Institute of Posts and Telecommunications in 1985, and has 29 years of experience in the telecommunications industry.



Biographical Details of Directors and Senior Management

Executive Director

Independent Non-Executive Directors



Mr. XU Long



Sir Christopher GENT



Dr. LO Ka Shui

Mr. XU Long, age 46, Director of the Company. He joined the Board of Directors of the Company in August 1999. Mr. Xu is the Chairman and President of Zhejiang Mobile, responsible for the Company's mobile telecommunications operations in Zhejiang Province. He previously served as the Deputy Director of Shaoxing Posts and Telecommunications Bureau, the President of Zhejiang Nantian Posts and Telecommunications Group Company and Director of the General Office and Deputy Director General of the Posts and Telecommunications Administration in Zhejiang Province. He graduated from Zhejiang Radio and Television University in 1985, and has 25 years of experience in the telecommunications industry.

Sir Christopher GENT, age 54, Independent Non-Executive Director of the Company. He joined the Board of Directors of the Company in February 2001. Sir Christopher is the Chief Executive of Vodafone Group Plc., one of the world's largest mobile telecommunications companies. Sir Christopher joined the Vodafone Group as Managing Director of Vodafone Limited in 1985 when Vodafone launched its first mobile phone service in the UK, and held the position until December 1996, when he became Group Chief Executive. He also represents Vodafone on the board of directors of the largest mobile telecommunications company in the United States, Verizon Wireless. Sir Christopher has many years of management experience in the telecommunications industry worldwide.

Dr. LO Ka Shui, age 56, Independent Non-Executive Director of the Company. He joined the Board of Directors of the Company in April 2001. Dr. Lo is the Deputy Chairman and Managing Director of Great Eagle Holdings Limited. He is also a non-executive Director of The Hongkong and Shanghai Banking Corporation Limited, Shanghai Industrial Holdings Limited and Phoenix Satellite Television Holdings Limited. He is also a Director of Hong Kong Exchanges and Clearing Limited, Chairman of the Listing Committee of the Growth Enterprise Market, a Vice Chairman of the Real Estate Developers Association of Hong Kong, a Trustee of the Hong Kong Centre for Economic Research, and a member of the Council of Advisors on Innovation and Technology. Dr. Lo graduated with a bachelor of science degree from McGill University in Canada and a doctorate degree in medicine from Cornell University in the United States. He is certified in cardiology. He has more than 23 years of experience in property and hotel development and investment both in Hong Kong and overseas.



Independent
Non-Executive Directors

Non-Executive Director



Mr. Frank WONG Kwong Shing



Mr. Moses CHENG Mo Chi



Mr. ZHANG Ligui

Mr. Frank WONG Kwong Shing, age 54, Independent Non-Executive Director of the Company. He joined the Board of Directors of the Company in August 2002. Mr. Wong is currently Vice Chairman of DBS Bank and Chairman of Dao Heng Bank. He previously served as the Designated Chief Executive for National Westminister Bank's Hong Kong branch and Chairman of the Hong Kong Futures Exchange. He also held various senior positions in JP Morgan's Hong Kong and London operations, and in Citibank-North Asia region. Mr. Wong has many years of finance and commercial management experience.

Mr. Moses CHENG Mo Chi, age 52, Independent Non-Executive Director of the Company. He joined the Board of Directors of the Company in March 2003. Mr. Cheng is a practising solicitor and a senior partner of Messrs. P.C.Woo & Co. He is also Chairman of the Hong Kong Institute of Directors, Chairman of the Committee on the Promotion of Civic Education of Hong Kong and the Deputy Chairman of the Main Board's Listing Committee of The Stock Exchange of Hong Kong Limited. He previously served as an appointed member of the Legislative Council of Hong Kong from 1991 to 1995.

Mr. ZHANG Ligui, age 60, Non-Executive Director of the Company. He joined the Board of Directors of the Company in March 2003. Mr. Zhang has been serving as the President of China Mobile Communications Corporation (the ultimate controlling shareholder of the Company) since April 2000 and is in charge of the overall management of China Mobile Communications Corporation. Mr. Zhang previously served as the Director General of the Gansu Posts and Telecommunications Administration. He had also served as the Director General of the Directorate General of Telecommunications of the Ministry of Posts and Telecommunications, the Director General of the Beijing Telecommunications Bureau, and the Director General of the Directorate General of Posts and Telecommunications. Mr. Zhang graduated from Beijing University of Posts and Telecommunications and has over 37 years of management experience in the telecommunications industry.

16



the market Leader


NEC


中国移动通信
CHINA MOBILE

Chairman's Statement



gly pursuing
ntary
strategies of
xternal
gro 2 and
focus on
mobi
in Mai
Group
establis
market leade

Dear Shareholders,

By unswervingly pursuing the complementary development strategies of organic and external growth in 2002 and focusing exclusively on mobile telecommunications in Mainland China, the Group maintained its established position as the market leader, spearheading the top ranks in the global industry in such aspects as network quality, network scale and subscriber base, and maintaining the lead within the domestic industry in areas such as new business offerings, customer satisfaction and international and domestic roaming. Concurrently, the Company successfully completed the acquisition of Anhui Mobile and the other seven mobile telecommunications companies in Mainland China, integrating the newly acquired assets proactively with evident efficiency. Notwithstanding the continued sluggishness of the global telecommunications industry during the past year, the Group nonetheless maintained continued steady business growth and achieved satisfactory financial results.

Financial Results

Despite the intensified competition in Mainland China's telecommunications market during the past year, the Group continued to maintain strong revenue growth. Economies of scale and operational synergies were further enhanced through effective management and cost controls. In 2002, the Group's operating revenue reached RMB128.6 billion, representing an increase of 28 per cent. compared to 2001's figure. EBITDA reached RMB77.3 billion, representing an increase of 28 per cent. compared to that of 2001. Net profit reached RMB32.7 billion, representing an increase of 17 per cent. compared to that of 2001, and the Group's earnings per share was RMB1.71, representing an increase of 13 per cent. compared to the prior year period.

For ease of comparison, on the assumption that the acquisition of Anhui Mobile and the other seven mobile telecommunications companies in 2002 was completed on 1 January 2001, the Group's 2002 pro-forma combined operating revenue reached RMB143.8 billion, representing an increase of 14 per cent. compared to that of 2001. Pro-forma combined EBITDA reached RMB85.3 billion, representing an increase of 17 per cent. compared to that of 2001. Pro-forma combined EBITDA margin was 59.4 per cent., and pro-forma combined net profit reached RMB34.1 billion, representing an increase of 20 per cent. compared to that of 2001.

Business Review

In 2002, the Group maintained its focus on its core mobile telecommunications business, emphasizing customer value and adopting rational and effective competitive strategies. Guided by user consumption patterns, the Group segmented its customer base into three categories: brand-conscious customers, "technophiles" and value-conscious customers. To address the different needs of these customers, the Group launched personalized products and premium quality services to establish and promote its brands, enhance customer loyalty, and to proactively retain and grow its base of high-value customers. In 2002, the Group maintained steady growth in its subscriber base and usage volume. As at 31 December 2002, the



aggregate subscriber base of the subsidiaries of the Group in the 21 provinces, municipalities and autonomous region in Mainland China reached 117.7 million. For 2002, the pro-forma combined usage volume reached 260.1 billion minutes and the pro-forma combined net increase of subscribers reached 27.11 million. The Group enjoyed a market share of approximately 67 per cent. within its service areas, and further consolidated its position as the market leader in Mainland China.

As our new businesses, principally the Short Message Service ("SMS"), experienced momentous growth and "Monternet" became increasingly sophisticated, the Group has leveraged its competitive edge in technologies and networks to the fullest extent, captured the first-mover advantage, continued to be innovative, and led the introduction of Multimedia Messaging Service ("MMS"), "e-Freedom" and a whole series of new mobile data businesses, thereby promoting the rapid and robust development of mobile data businesses and vigorously driving revenue growth. In 2002, users of the Group's mobile data services reached 57.73 million. Pro-forma combined revenue from new businesses reached RMB8.74 billion, representing an increase of 143 per cent. over the 2001 pro-forma combined figure, and the pro-forma combined revenue from new businesses as a percentage of pro-forma combined operating revenue also increased to 6.1 per cent.

In 2002, the Group pursued prudent and effective investment strategies and proceeded with the implementation of rational and effective controls on capital expenditures. With a view to its long-term development, the Group focused on enhancing its support systems, such as the Business Operation Support System (BOSS), the Management Information System (MIS) and the Network Management System (NMS). Additionally, the Group energetically promoted network optimization. The Group also closely monitored developments in global mobile telecommunications technologies and business applications, and actively explored new technologies and businesses suitable to the needs of China's mobile telecommunications market, in order to maintain the Group's competitive advantage and impetus for future development.

Acquisition and Synergies

On 1 July 2002, the Company completed the acquisition of Anhui Mobile and the other seven mobile telecommunications companies, each having strong growth potential in Mainland China. The Company won acclaim from various sources for its well-structured, "win-win" financing package, which was only adopted after having fully considered the interests of the shareholders and conducted detailed studies. To fund part of the acquisition, the Company successfully issued and listed through a Mainland Chinese subsidiary RMB8 billion of corporate bonds, the largest ever corporate bond offering in Mainland China, which received an enthusiastic response from the market. Following the completion of the acquisition, we implemented resources integration and management reforms for the newly acquired subsidiaries, greatly enhancing managerial standards and operational efficiency and achieving inspiring results, as a variety of indicators have all surpassed forecasts.

Management of the Group

It has always been the Company's view that having the right development strategies and continuously improving management standards are critical and fundamental for achieving favorable results and enhancing corporate value. In 2002, the Group closely adhered to its development strategies and pursued in-depth reforms, active innovations and management-by-objective. The Group further implemented the



comprehensive budget management system which effectively links budget management with performance and remuneration management, in a closed loop. Meanwhile, the Group continued its reforms in human resources management, bolstered employee training, and increased operational efficiency to ensure the thorough implementation of the Company's strategies. Moreover, the Company further refined its internal controls and internal audit systems, thereby strengthening its financial controls and risk management.

The Company's outstanding performance in 2002 won popular recognition and acclaim from various sectors, chief among them: the only Chinese company selected as one of "The World's 400 A-List Companies 2002" by the internationally renowned business magazine *Forbes*; ranked first in "The Top 200 Emerging-Market Companies" in 2002 by *BusinessWeek* for the third consecutive year; ranked number one among the best managed companies in China by *Euromoney* in its "Seventh Annual Poll of Asia's Best Companies"; and ranked first in Asia's telecommunications sector in the first ever "In-depth Best Corporate Governance" poll compiled by *Asiamoney*.

Corporate Social Responsibility

As the industry leader, the Group has always emphasized corporate social responsibility, paid its taxes in good faith, respected the environment and supported the community. In 2002, the Group launched its "Mobile Caring Card" business, specifically designed to meet the needs of the hearing and speech-impaired, and the "8858" SMS channel for the China Children and Teenagers' Fund's "Spare Change Donation Program". The Group also enthusiastically participated in other community benefit activities, among them, sponsoring certain United Nations Children's Fund health programs for children living in remote areas of Mainland China.

Dividends

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Taking into account such factors as the Company's business growth, financial position and cash flow, the Board is of the view that the Company has sufficient cash flow and financial strength to support its long-term development targets and to make a cash payout to shareholders. Having also considered the need to maintain sufficient financial resources and the capability to complete future acquisitions and investments in quality assets, as well as a possible share buy-back under appropriate circumstances, with a view to generating the best possible return for shareholders, the Board recommends the first ever payment of a final dividend of HK$0.32 per share for the financial year ended 31 December 2002, representing a dividend payout ratio of 20 per cent. The Company will endeavor to achieve a sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

Future and Strategies

Mainland China's economy has maintained a more prominent growth profile than that of many other regions of the world, and the demand for telecommunications services remains strong. As regards mobile telecommunications, China has already made the leap to become the world's largest mobile telecommunications market. As China's mobile telecommunications penetration rate remains relatively low, the market has enormous potential for development. The Company takes the view that, with the gradual opening of the telecommunications market in Mainland China, the market will become increasingly competitive. Looking ahead, this will present both opportunities and challenges.



Chairman's Statement

As a pioneer and the market leader in the world's largest mobile telecommunications market, with the world's largest network, premium network quality, and the largest subscriber base, we will grasp opportunities and fully utilize the Group's combined advantages to maintain our established position as the only telecommunications operator in Mainland China exclusively specialized in the business of mobile telecommunications. We will strive for perfection and bold innovation, actively explore new technologies, develop new businesses, accelerate brand-building, enhance brand value, increase customer satisfaction and nurture new contributors to revenue, in order to generate value for customers and shareholders.

The Company believes that, following Mainland China's entry into the World Trade Organization (WTO), governmental regulation of our industry will become more regular and transparent, and that the Company will face a market environment that is incrementally more rational and orderly. Resolutely adhering to the principles of maintaining the Company's long-term and sustained profitability and maximizing corporate value, the Company will consolidate its sound fundamentals, improve management, strengthen its capabilities in risk management and promote its competitive advantages and vigorous development.

Looking ahead, the Company will, on a consistent basis, focus exclusively on the business of mobile telecommunications, enlarge our subscriber base, maintain our solid financial position, further enhance corporate governance and management efficiency, and consolidate our position as the market leader in the current competitive environment, in order to provide high quality services to our customers and generate greater value for our shareholders. I am fully confident that the Company will have a sustained and stable future development.

Acknowledgement

In 2002, Mr. Ding Donghua retired and resigned from his posts as Director and Chief Financial Officer of the Company. Professor Arthur Li Kwok Cheung resigned from his post as an Independent Non-Executive Director of the Company to assume a key post in the Government of the Hong Kong Special Administrative Region. Mr. Xue Taohai and Mr. Frank Wong Kwong Shing joined the Board of Directors of the Company. Mr. Xue was appointed as Director and Chief Financial Officer of the Company. Mr. Wong was appointed as an Independent Non-Executive Director of the Company. On behalf of the Board, I would like to take this opportunity to express my deep and sincere gratitude to Mr. Ding and Professor Li, and express my warmest welcome to Mr. Xue and Mr. Wong. I would also like to extend my heart-felt thanks to all members of the Board and the employees of the Group for their diligent work, and to our shareholders for their interest and support, in the past year.



Wang Xiaochu
Chairman and Chief Executive Officer

Hong Kong, 18 March 2003



Open Dialogue with the Company's Senior Management

The Company announced its 2002 annual results on 18 March 2003. In addition to the publication of a press release and the posting of the annual results on its Internet web-site, on the same day the Company also conducted an investment analyst conference, a press conference, an investor telephone conference and various discussions with investors to explain the results to investors and the general public in Hong Kong and overseas, and address their questions.

The following is a summary of certain key questions raised by some of the leading investment analysts and replies given by the Company's senior management.

What were the major considerations underlying the decision to recommend a final dividend of HK$0.32 per share for the financial year 2002?

(Mr. Craig IRVINE, head of Asia Pacific telecommunications research at Salomon Smith Barney)

Mr. WANG Xiaochu, Chairman and Chief Executive Officer of the Company:
The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Taking into account such factors as the Company's business growth, financial position and cash flow, the Board is of the view that the Company has sufficient cash flow and financial strength to support its long-term development targets and to make a cash payout to shareholders. Having also considered the need to maintain a solid financial position and flexibility, as well as to retain sufficient financial resources and capability to complete future acquisitions and investments in quality assets and a possible share buy-back under appropriate circumstances, with a view to generating the best possible return for shareholders, the Board recommended the first ever payment of a final dividend of HK$0.32 per share for the financial year 2002, representing a dividend payout ratio of 20 per cent. The Company will endeavor to achieve a sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

Does the Company have a share buy-back plan?

(Mr. Mark SHUPER, Co-head of Asia Pacific telecommunications research at Morgan Stanley)

Mr. WANG Xiaochu, Chairman and Chief Executive Officer of the Company:
At its last Annual General Meeting, the Board of Directors of the Company obtained authorization from its shareholders to repurchase up to 10% of the issued share capital of the Company. If the share price of the Company persistently and substantially deviates from its underlying value, the Board may consider such a share buy-back. Compared to paying a dividend, the Board will be more cautious in considering a share buy-back. Not only should a buy-back lead to an EPS enhancement, taking into account that any shares repurchased are required to be cancelled, but a buy-back must also aim at providing long-term support to the Company's share price.

Does the Company have any plan to engage in large-scale handset subsidies to develop new subscribers?

(Mr. NiQ LAI, head of Asia Pacific telecommunications research at Credit Suisse First Boston)

Mr. WANG Xiaochu, Chairman and Chief Executive Officer of the Company:
The Company's operational objectives are to sustain profit growth and maximize corporate value. Accordingly, in growing its subscriber base and revenue, the Company also has high regard for the cost effectiveness of the subscriber acquisition costs.



Open Dialogue with the Company's Senior Management



Since China has the largest mobile subscriber market in the world, but an ARPU generally much lower than those in Europe and US, any aggressive sales measures through handset subsidies offered by a mobile operator in China to develop new subscribers will likely have a significant impact on profitability. Hence, the Company has always been very cautious towards sales measures such as handset subsidies and the Company reported no material communications revenue for 2002 gained at the costs of handset subsidies or similar promotional practices. However, the effective control of SG&A contributed to the Company's sustained robust profit growth.

Can the Company elaborate as to its CAPEX plan for the coming 3 years?

(Mr. Edison LEE, head of Asia Pacific telecommunications research at JP Morgan)

Mr. LI Yue, Director and Vice President of the Company:

With a view to ensuring its long-term development and continued market leadership, the Group is committed to optimizing capital expenditure to the fullest and enhancing its cost effectiveness. The Group's newly budgeted capital expenditure for the 2003 to 2005 period totals US$15 billion. The budgeted capital expenditure for each of the three years is US$5.6 billion, US$4.9 billion and US$4.5 billion, respectively. New capital expenditure planned for 2003 and 2004 is less than the sums originally budgeted. The capital expenditure for the three-year period will be used mainly for the construction of GSM networks (45%), support systems (13%), for the development of new technologies and new businesses (15%), and for the construction of transmission facilities, infrastructure buildings and other. The required funds will be sourced largely from cash generated from the Group's operations.

What is the Company's strategy in relation to the increasing market competition?

(Mr. Alistair SCOTT, head of Asia Pacific telecommunications research at Merrill Lynch)

Mr. LU Xiangdong, Director and Vice President of the Company:

Despite increasing market competition, the Company will continue to implement its rational and effective competitive strategy. We will specifically strengthen our business development strategy in response to market changes. We aim to maintain the Company's fundamentals and consolidate our leading market position through market segmentation and product differentiation, brand building and brand value enhancement, leveraging our leading position in new businesses, as well as further enhancing network quality. We will leverage the Company's pioneering and leading market position in China's mobile telecommunications market, and capitalize on the economies of scale and cost benefits derived from the world's largest subscriber base and single integrated premium network. The Company will focus exclusively on the business of mobile telecommunications to continue to enhance customer satisfaction and nurture new revenue drivers, always with a view to generating value for customers and shareholders.



Could the Company comment on the development of its new businesses?

(Mr. Tim STOREY, head of Asia Pacific telecommunications research at Goldman Sachs)

Mr. XUE Taohai, Director and Chief Financial Officer of the Company:

The Group's new businesses, driven largely by SMS, continued their sustained rapid growth in 2002. The Group has leveraged the advantages derived from technologies and our networks to the fullest, capturing the first-mover advantage and continuously innovating, to lead the introduction of MMS, "e-Freedom", and a whole series of new mobile data businesses, to promote the rapid and robust development of mobile data businesses and vigorously drive revenue growth. In 2002, the Group's pro-forma combined revenue from new businesses reached RMB8.7 billion, an increase of 143 per cent. over 2001 and representing 6.1 per cent. of the total operating revenue. In 2002, the Group's mobile data users reached 57.73 million and the pro-forma combined SMS usage exceeded 40 billion messages, an increase of 4.6 times over 2001. SMS revenue for 2002 represented about one half of the total revenue from new businesses.





Does the Company have any plan to acquire the remaining 10 provincial mobile businesses from the parent company this year?

(Mr. Dylan TINKER, Asia Pacific regional telecom analyst at UBS Warburg)

Mr. HE Ning, Director and Vice President of the Company:

Increasing shareholder value through the acquisition of mobile businesses in Mainland China is one of the Company's established developmental strategies. However, the Company is currently focusing on further implementing resources integration and management reforms for the newly-acquired subsidiaries, and further enhancing management and operational efficiency, with a view to providing quality services to our customers and increasing the return to shareholders. As a result, the Company does not currently have a fixed time-table for the acquisition of the remaining 10 provincial mobile businesses from the parent company.



Corporate Governance


Strengthening corporate governance
Enhancing corporate value
Generating greater returns for shareholders

The Company's goal has always been the enhancement of corporate value, with its core focus on the stable and positive long-term growth of EBITDA, net profit and cash flow, to ensure the sustainable long-term development of the Company and generate greater returns for shareholders. We are dedicated to implementing effective corporate governance. We firmly believe that through strengthening our corporate management, improving transparency and establishing effective accountability mechanisms, the Company will be able to better achieve the above objectives and operate in a more orderly manner. These will, in turn, promote investor confidence in the Company. Since 2002, the Company has implemented a series of measures to further enhance corporate governance. The Company's efforts and achievements in these areas won popular recognition from various sectors, and the Company received a number of awards from internationally-renowned professional organisations and journals. These awards and honors have brought much pride and encouragement to the Company's management and employees, prompting continuous efforts and a drive to achieve even greater accomplishments.

The Board of Directors

The Board is responsible for the management of the Company and must be accountable to the shareholders for their entrusted assets and resources. The key responsibilities of the Board include the formulation of the Group's overall strategies, the setting of management targets and the supervision of the management's performance. There are currently four independent non-executive directors, constituting one-third of the Board. Independent non-executive directors are selected individuals whose objective judgements are not subject to the influence of the Company or its substantial shareholders. Furthermore, these individuals cannot assume executive positions in the Company. Independent non-executive directors owe a fiduciary duty to the Company and its shareholders and, in particular, must protect the interests of the minority shareholders. They serve as an important balancing factor in the functioning of the Board and are a crucial element of corporate governance. In addition, their broad experience in business and finance is vital to the successful development of the Company. The Board usually meets four times each year and the meetings are convened in accordance with established practice (including those relating to reporting and supervision). The Board currently has three principal Board committees, namely, the audit committee, the remuneration committee and the nomination committee.



Audit Committee

In 1998, the Company established the audit committee, which is comprised solely of independent non-executive directors. The audit committee's primary responsibilities include the review of the Group's financial reports, the related auditors' review report and management's responses to the review report. The audit committee will also discuss the audit procedures with the auditors, as well as any issues arising out of such procedures, and will review the auditors' appointment, the auditors' fees and any matters relating to the termination of the appointment or resignation of the auditors. In addition, the audit committee will also examine the effectiveness of the Group's internal controls, review the Group's internal audit plan, and submit relevant reports and recommendations to the Board on a regular basis. The audit committee usually meets four times each year.

Remuneration Committee

In 2000, the Company established the remuneration committee, which is comprised solely of independent non-executive directors. The primary responsibilities of the remuneration committee include advising the Board in relation to the remuneration structure and costs of the Company's executive directors and executives, as well as representing the Board in confirming the individual remuneration packages and employment terms of executive directors and approving their related employment contracts. Meetings of the remuneration committee are held when necessary. In 2002, the remuneration committee held three meetings, mainly to review and endorse the progress report on the implementation of the Group's employee positioning, remuneration and performance evaluation reforms, as well as share option grants to employees, including the executive directors.



28



Corporate Governance

Nomination Committee

In 2001, the Company established the nomination committee, which is comprised mainly of independent non-executive directors. The primary responsibilities of the nomination committee include reviewing, advising and making recommendations to the Board on matters in relation to the appointment and re-appointment of Board members and ensuring the proper and transparent procedures for the appointment and re-appointment of directors. Meetings of the nomination committee are held when necessary. Two meetings were held in 2002.

Internal Controls and Internal Audit

To protect its assets and to ensure the accuracy and reliability of the financial information that the Company uses in its business and releases to the public, the Company conducts regular reviews of the effectiveness of the Group's internal control systems. The scope of these reviews includes finance and operations, regulatory compliance and risk management.

In 2002, the Company established an information disclosure committee, which is responsible for disclosure issues and reports directly to the Chief Executive Officer and the Chief Financial Officer. The information disclosure committee's members include the management of the Company. The Company has also enhanced the procedures and internal controls in relation to the collection, processing and disclosure of information, with a view to ensuring the truthfulness, accuracy and timeliness of such disclosures, and the prevention of any possible occurrence of accounting or disclosure problems, such as those experienced by certain large enterprises in the United States in 2002.

The internal audit of the Company carries out regular reviews of the internal controls of various corporate structures and business processes on a continuous basis, taking into account their respective potential risk and urgency, to ensure the effectiveness of the Company's business operations and the realization of its corporate objectives and strategies. The head of internal audit submits working reports and recommendations to the audit committee on a regular basis, which, in turn, reports regularly to the Board.

Corporate Transparency and Investor Communications

Generally, when announcing its interim results, annual results or any major transactions, the Company arranges investment analyst conferences, press conferences and investor telephone conferences to explain the relevant results or major transactions to investors and the public, and to address any questions they might have. In addition to reporting its interim results and annual results in accordance with regulatory requirements, the Company adheres to the practice of making quarterly disclosures of certain key, unaudited operational and financial data, to further increase the Group's transparency and to provide shareholders, investors and the general public with additional timely information so as to facilitate their understanding of the Group's operating position. The Company has high regard for the annual general meeting of its shareholders, as it provides a valuable opportunity for communication between the Board and the shareholders. At the meeting, the Board is available to fully address any questions raised by shareholders.



The Company also, from time to time, informs the market, in a timely fashion, of the latest significant business developments of the Company via press releases, announcements and publications on its Internet web-site. The Company has set up an Investor Relations Department and a Corporate Communications Department, which focus on providing information and services to our shareholders and investors, as well as the media. The Company also regularly updates the "Frequently Asked Questions" section on its Internet web-site, to provide succinct responses to the latest key issues of concern to investors. In addition, the Company publishes in real-time on its Internet web-site the important enquiries of investors and the media, together with the Company's responses.



The Company supplements its regular meetings with research analysts and investors with periodic and large-scale on-site meetings to enable investors to inspect the actual operations of some of the Group's operating subsidiaries. Investors may engage the management of the relevant operating subsidiaries and the Company's holding company, China Mobile Communications Corporation, as well as officials from the relevant regulatory authorities, in direct discussions. These measures are intended to assist investors to better understand the development of the Group's business and the overall telecommunications industry in China. In 2002, the management of the Company conducted a "non-capital raising" road show, and visited investors and shareholders throughout Asia, Europe and the United States, to inform them of the Company's business operations and answer their questions.




117,680,000
subscribers — the world's largest mobile operator



Business Review

In 2002, focusing exclusively on the business of mobile telecommunications, the Group endeavored to enhance its network utilization rate and build premium networks. By offering a wide variety of personalized services and products, the Group has raised the satisfaction level of its customers, retained existing high value customers, and enhanced its attractiveness to potential high value customers. These efforts have resulted in the Group's satisfactory operating performance. In 2002, the Group completed the acquisition of Anhui Mobile and the other seven mobile telecommunications companies (the "Acquisition") and created a subscriber base far larger than that of any other mobile telecommunications operator in the world, with a single network covering a contiguous region. The Group further realized economies of scale, increased competitiveness and maintained its position as the market leader in Mainland China's mobile telecommunications industry.

As at the end of 2002, the Group's subscriber base reached 117.676 million, representing an increase of 29.9 per cent. from 2001. The aggregate subscriber usage volume reached 260.09 billion minutes, representing an increase of 24.6 per cent. from 2001. The number of mobile data services users reached 57.733 million, representing an increase of 114.3 per cent. from 2001. SMS usage volume reached 40.41 billion messages, representing a 4.6 fold increase from 2001, and revenue from new businesses increased by 143.4 per cent. from 2001.



The table below summarizes the key operating data of the Group for the period from 2000 to 2002. Unless otherwise stated, operating figures shown in this table and in the "Business Review" section are pro-forma combined figures, which means that it is assumed that the Group's existing structure (including twenty-one mobile telecommunications companies) was in place during the three-year period from 1 January 2000 to 31 December 2002.

Key Operating Data of the Group for 2000 through 2002

	2000	2001	**2002**
Mobile Subscribers (Millions)	58.0	90.6	**117.7**
Net Additional Subscribers (Millions)	25.0	32.6	**27.1**
Total Usage (Billion Minutes)	158.4	208.8	**260.1**
Average Usage per User per Month (MOU) (Minutes/User/Month)	296	234	**207**
Average Revenue per User per Month (ARPU) (RMB/User/Month)*	213	141	**115**
SMS Usage Volume (Billion Messages)	0.5	7.3	**40.4**

	2000	2001	**2002**
Contract Subscribers			
Mobile Subscribers (Millions)	42.0	46.9	**49.0**
Average Usage per User per Month (MOU) (Minutes/User/Month)	322	324	**334**
Average Revenue per User per Month (ARPU) (RMB/User/Month)	231	189	**176**

	2000	2001	**2002**
Prepaid Subscribers			
Mobile Subscribers (Millions)	16.0	43.7	**68.7**
Average Usage per User per Month (MOU) (Minutes/User/Month)	122	103	**99**
Average Revenue per User per Month (ARPU) (RMB/User/Month)	86	72	**63**

* Except as otherwise noted, all figures shown are expressed in Renminbi.



Business Review

Continued Strong Growth in Voice-related Mobile Telecommunications Services


全球通
GoTone
TM

The Group's subscriber base and usage volume continued to grow steadily in 2002, enabling the Group to achieve satisfactory financial results and maintain its position as the market leader in the mobile telecommunications industry in Mainland China.

Steadily Growing Our Subscriber Base and Maintaining Our Leading Market Position

In 2002, as Mainland China's mobile telecommunications market became increasingly competitive, the Group adopted prudent, rational and scientific operational and sales measures, enhanced customer value, strengthened the business integration of voice-related mobile telecommunications services and mobile data services, launched a "Customer Point Reward Program" and provided differentiated and personalized services targeting the different needs of subscribers. In addition, the Group's subscriber base continued its steady growth. As at 31 December 2002, the Group's subscriber base reached 117.676 million, of which 49.024 million were contract subscribers, and 68.652 million were prepaid subscribers. In 2002, the total net increase in the Group's subscriber base was 27.106 million.

As at the end of 2002, the Group maintained its position as the market leader in Mainland China, with a market share in its service areas of approximately 67 per cent. The mobile telephone penetration rate in areas serviced by the Group was approximately 16.7 per cent. The majority of the eight provinces (municipality) serviced by Anhui Mobile and the other seven mobile telecommunications companies acquired by the Company in 2002 had a mobile telephone penetration rate of less than 10 per cent.

Rapid Growth in Subscriber Base

(Millions)


CAGR (Compound Annual Growth Rate) 42.4%
58.01
42.03
15.98
90.57
46.85
43.72
117.68
49.02
68.65
2000.12
2001.12
2002.12

Contract Subscribers   Prepaid Subscribers



The continued growth of China's domestic economy, the corresponding increasing demand for mobile telecommunications services and further development of "Informationization" reflect the enormous development potential of Mainland China's mobile telecommunications market.

Concurrent Growth in Usage Volume and Subscriber Base

In 2002, the Group achieved concurrent growth in both usage volume and subscriber base. The aggregate mobile subscriber usage volume reached 260.09 billion minutes, representing an increase of 24.6 per cent. from 2001. The concurrent growth in usage volume and subscriber base is fundamental to the Group's satisfactory financial results. The rapid growth in usage volume resulted not only from the continued growth in subscriber base, but was also closely related to the Group's diverse and differentiated service offerings, the launch of the "Customer Point Reward Program", as well as the promotion of corporate mobile applications.

The Group's average minutes of usage per user per month (MOU) in 2002 was 207 minutes, representing a decrease of 11.3 per cent. from that of 234 minutes in 2001. The MOU of contract subscribers and prepaid subscribers in 2002 were 334 minutes and 99 minutes, respectively.

Increasing Economies of Scale

The Group's average revenue per user per month (ARPU) in 2002 was RMB115, of which the ARPU of contract subscribers and prepaid subscribers was RMB176 and RMB63, respectively. Although the subscriber base grew rapidly, the majority of these new subscribers were low-usage customers. This factor, together with the increasingly intensive competition for customer usage volume, led to a decline in the Group's ARPU. However, the decline has moderated noticeably, with the adoption of rational and effective business strategies and rapid growth in the Group's new businesses. During the same period, average expenses per user per month (AEPU) was continuously maintained at a relatively low level, as a

Total Usage and MOU


Total Usage
(Billion Minutes)
150.0
158.4
8.4
171.2
208.8
37.6
192.6
260.1
67.5
2000
2001
2002
Contract Subscribers
Prepaid Subscribers


MOU
(Minutes)
296
322
122
234
324
103
207
334
99
2000
2001
2002
Blended
Contract Subscribers
Prepaid Subscribers



result of advanced management strategies and effective controls on costs and benefits, thereby ensuring that profitability was maintained at an appropriate level. The Group's enormous subscriber base, following completion of the Acquisition, further ensured strong growth in revenue and profit, as the Group realized increasing economies of scale.

Rapid Development of New Businesses

The Group's new businesses, principally its Short Message Service (SMS), continued their rapid pace of development. New businesses accounted for an ever-larger proportion of the Group's operating revenue. The increasingly advanced "Monternet" and continuous introduction of content-rich and diversified new businesses further consolidated the Group's position as the leader in Mainland China's mobile data market.

SMS Based New Businesses Continued to Grow Rapidly

The Group's new businesses, driven largely by SMS, continued to grow rapidly in 2002. Mobile data services have become increasingly popular. As at 31 December 2002, the number of mobile data services users reached 57.733 million, representing 49.1 per cent. of the total number of users, and an increase of 19.3 percentage points from 2001. The number of mobile data services users increased by 114.3 per cent. from 2001, and SMS usage volume reached 40.41 billion messages, representing a 4.6 fold increase from 2001. The annual growth rate of new businesses revenue reached 143.4 per cent.

The Group's "win-win" "Monternet" business model has attracted a host of service provider (SP) allies. As at the end of 2002, we had more than 500 SP "partners". The rich and continuous stream of premium Monternet service offerings contributed to the revenue growth in SP mobile data businesses as well as that of the Group, and set the scene for a flourishing mobile data services market.

Rapid Growth in New Businesses


Number of Mobile Data Services Users
(Millions)
CAGR 104%
13.8
26.9
57.7
2000.12
2001.12
2002.12


SMS Usage
(Billions)
CAGR 799%
0.5
7.3
40.4
2000
2001
2002



37


MMS
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中国移动通信
CHINA MOBILE

A Pioneer in the Mobile Data Market

By fully leveraging its own networks, technologies and creativity, the Group was the first to launch a series of new businesses, such as "Monternet", MMS, mobile Internet, M-commerce, GPRS applications-based and intelligent network-based value-added services and corporate applications. Through the provision of timely, diversified and personalized message services, mobile terminals have been transformed from a single-purpose communications tool into a multi-purpose information terminal. This not only increased the Group's business revenue but also effectively enhanced its corporate image and consolidated the Group's position as the market leader in Mainland China's mobile data industry.

The Group launched the "M-Zone" services to the trendy youth market and provided integrated mobile solutions to corporate and business subscribers based on its analysis of market segments. "M-Zone" has been effective in cultivating the practice of regular use of mobile data services among youthful subscribers and in increasing ARPU. The integrated mobile communications solutions for corporate customers have not only enhanced the managerial and operational efficiency of our corporate subscribers, but have also assisted in strengthening the Group's relationships with these key clients, and are central to the Group's initiative to enhance customer satisfaction.



Building Premium Networks and Upgrading Support Systems

The Group is exclusively focused on the business of mobile telecommunications. We are devoted to honing our networks to perfection and continuously increasing the capabilities of our supporting infrastructure to maintain the quality and scale of our networks at a leading position in the industry.

Building High Quality Mobile Telecommunications Networks

In 2002, the Group continued to improve network management, enhance network quality, optimize resource allocation and build premium mobile telecommunications networks, thereby improving our ability to introduce new businesses rapidly, to safeguard service quality and to maintain efficient operations. The Group conducted quality evaluations of its networks on the basis of subscriber perceptions, and then adjusted and optimized the physical network based on such evaluations, thereby increasing the utilization rate and network security, improving coverage efficiency in key regions and further increasing network capacity in high traffic areas. In 2002, the wireless connection rate of the Group's networks reached 99.7 per cent., while the voice call drop rate was a mere 0.8 per cent. As at 31 December 2002, the Group had 1,020 mobile switching centers and 84,824 base stations. Network capacity reached 141 million subscribers, and the network utilization rate reached 83.2 per cent. The quality and scale of the Group's networks continued to lead in the industry.


全球通
GoTone
Roaming Services extend to five continents
中国移动通信
CHINA MOBILE

In 2002, the Group further expanded its global roaming services coverage. As at the end of 2002, the Group's mobile telecommunications global roaming services covered 116 countries and regions and connected 196


中国移动通信
CHINA MOBILE
send messages to all the world
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国际短信 发送五大洲
全球通
GoTone



operators. In December 2002, the Group also rolled-out international SMS services, enabling the Group's subscribers to exchange short messages with the subscribers of the 134 operators, throughout 63 countries and regions worldwide.

Upgrading Support Systems

The Group upgraded and centralized its Network Management System (NMS), Management Information System (MIS) and Business Operation Support System (BOSS) in 2002 to adapt to ever-changing market developments and intensifying competition, improve the Group's management of operations, services and customers, bolster support and responsiveness for new businesses and meet the ever-changing and expanding needs of customers. These measures produced an overall improvement in the Group's network management, corporate information, billing, settlement and business management, and ensured the smooth execution of the Group's sales and service policies.

Striving for Customer Satisfaction

The Group is committed to ensuring customer satisfaction and increasing its core competitiveness, and established certain closed-loop management procedures through assessments of "customer satisfaction" based on customer perceptions. The Group's "customer loyalty" measure increased by 4 percentage points in 2002 compared to 2001, while the proportion of customers who "perceive that they receive superior services" increased substantially.

Improving Customer Service Standards

The Group introduced a Corporate Client Account Relationship Manager system, whereby account managers provide on-site, "one-on-one" personalized service to high-value and corporate customers and set up designated service centers, complaint hotlines and service hotlines to improve service quality. The Group also further reorganized its sales distribution channels, with proprietary/co-operative sales outlets, franchise stores and designated specialty stores serving as the main sales and services entities, and general sales agency outlets as the main sales entities. Concurrently, the Group's service hotlines and on-line services were upgraded, to further raise service standards and enhance the capabilities of the overall distribution system, improving service quality and strengthening the administration of distribution channels. The Group also set up concept shops in key cities to showcase the function, philosophy and culture of its data businesses, to enhance the customers' experience and facilitate targeted sales and marketing activities.

By upgrading and centralizing the BOSS applications in 2002, service standards for customer management and call centers showed an overall improvement, as did the accuracy and timeliness of billing and settlement. This laid a solid foundation for differentiated service offerings. In July 2002, the Group changed its billing and settlement cycles to calendar months and implemented a "Pick-a-Day Payment Plan", allowing customers to make payments on any date within each calendar month. With these improvements to our service procedures, subscribers can obtain, through a variety of different channels, clear and accurate billing information, and make payments by various means, including by visiting a sales outlet or bank, by the use of top-off cards or by pre-payment. These improvements have made it more convenient for subscribers to enjoy our services and have raised customer service standards.

40



Continuously Enriched Offerings of Differentiated Services

In 2002, the Group implemented a "Customer Point Reward Program", which is a bonus point based scheme that rewards customers according to their service consumption, loyalty and payment history. Based on customers' annual point accumulations, high-value customers are further classified into four categories: "GoTone Diamond", "GoTone Gold", "GoTone Silver" and "GoTone VIP" cardholders. Customers in these four classifications are eligible to receive targeted rewards, including some of the Group's own products and services, as well as those of our business partners. The implementation of the "Customer Point Reward Program" and the close co-operation between the Group and Vodafone Group Plc. in customer relationship management and customer churn analysis, have reinforced the Group's efforts to segment the market scientifically and provide customers with differentiated and personalized services, thereby stimulating consumption and promoting customer retention.


China Mobile
Customer Point Reward Program

Capital Expenditure
(US$ Billions)


6.5
6.0
5.8
5.6
5.3
4.9
4.5
2002
2003
2004
2005

Originally Budgeted Capital Expenditure for 2002 – 2004 | Capital Expenditure in 2002 | Newly Budgeted Capital Expenditure for 2003 – 2005

Note: Minimal capital expenditure is currently budgeted annually for 3G monitoring and experimentation.

Capital Expenditure

With a view to ensuring its long-term development and continued market leadership, the Group is committed to optimizing capital expenditure and to ensuring that capital expenditure is held at a reasonable level.

The Group's capital expenditure in 2002 was approximately US$6 billion, which represents a savings of approximately US$500 million from the original plan, mainly as a result of the Group's meticulous management of investment projects. Capital expenditure in 2002 was devoted primarily to the construction of GSM networks, transmission facilities, infrastructure buildings and support systems. In addition to the construction of telecommunications infrastructure, the Group stepped up its investments, to an appropriate degree, in the construction of support systems that incorporate BOSS and MIS, to boost service and management standards, as well as operational efficiency.



The Group's newly budgeted capital expenditure from 2003 to 2005 is US$15 billion. The budgeted capital expenditure for each of the three years is US$5.6 billion, US$4.9 billion and US$4.5 billion, respectively. New capital expenditure planned for 2003 and 2004 is less than the sums originally budgeted. The capital expenditure for the next three years will be used mainly for the construction of GSM networks, support systems, transmission facilities, infrastructure buildings, and for the development of new technologies and new businesses. The required funds will be sourced largely from cash generated from the Group's operations.

The Group will focus on optimizing and perfecting its GSM networks, while increasing network capacity as required to accommodate traffic growth. After conducting comprehensive assessments and comparisons, the Group's proposed construction of its own transmission facilities within certain regions was determined to be economical and reasonable. Expenditures for infrastructure buildings will ensure the Group's future development. The Group will also appropriately increase its investments in support systems. The development of new technologies and businesses will be considered in light of market needs and technological trends. The Group will continue to adopt prudent and effective investment strategies for the planning of investment projects and the implementation of investment plans.

Business Strategies

2002 was a year marked by ever intensifying competition in Mainland China's mobile telecommunications market. However, by adopting solid, rational and scientific operational and sales measures, the Group was able to attract and retain customers with its offerings of differentiated services and quality products. By providing quality mobile telecommunications services to customers by means of efficient, unified and all-digital premium networks, the Group secured its leading position in the market and delivered satisfactory financial results.

The Group will continue to focus exclusively on the business of mobile telecommunications, retain and develop current and potential high-value customers, develop reputable products and services, leverage our leading position, take advantages of our high-quality network, network scale and new businesses, improve sales strategies and product bundling to address customers needs, and build a "China Mobile" brand associated with "specialization, sophistication and strength". The Group's businesses, services and sales channels will be integrated with our brands to highlight China Mobile's core competitiveness and sustain the Group's position as the market leader in Mainland China.




Solid



Financial Review

The Group maintained double-digit growth in both revenue and net profit in 2002, with revenue reaching RMB143.8 billion. Benefiting from management enhancements and increasing economies of scale, EBITDA margin reached 59.4 per cent. The Group further optimized its capital structure, continued to maintain strong free cash flow and achieved satisfactory financial performance.

For ease of comparison, unless otherwise specified, the financial information relating to the profit and loss accounts for 2002 and 2001 set out in this Financial Review represents the Group's unaudited pro-forma combined ("Pro-forma Combined") results and has been prepared on the assumption that the existing corporate structure of the Group with 21 operating subsidiaries was in place since 1 January 2001. Financial information relating to the balance sheet and the cashflow statement set out in this Financial Review is extracted from the audited financial statements. Business information as extracted represents Pro-forma Combined data.

	2002 Pro-forma Combined (RMB Millions)	2001 Pro-forma Combined (RMB Millions)	Change %
Operating revenue (Turnover)			
Usage fees	**104,373**	92,478	13
Monthly fees	**19,032**	18,237	4
Connection fees	**–**	754	N/A
New business revenue	**8,735**	3,589	143
Other operating revenue	**11,644**	11,354	3
	143,784	126,412	14
Operating expenses			
Leased lines	**5,961**	6,398	(7)
Interconnection	**14,840**	16,341	(9)
Depreciation	**30,470**	23,505	30
Personnel	**7,501**	6,852	9
Other operating expenses	**31,875**	25,377	26
	90,647	78,473	16
Profit from operations	**53,137**	47,939	11
Other net income	**1,739**	1,715	1
Profit attributable to shareholders	**34,116**	28,423	20
EBITDA	**85,346**	73,159	17



Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Financial Results for 2002

While the global telecommunications industry remained sluggish in 2002, the Chinese economy continued its rapid growth and demand for telecommunications continued to be strong. With its noteworthy economies of scale and established position as the market leader in Mainland China, the Group focused on developing its core mobile telecommunications business, engaged in rational competition and investments, and actively integrated the newly acquired assets, and the Group's results in 2002 reflected continued remarkable growth. Operating revenue, EBITDA and EBITDA margin of the Group for 2002 were RMB 143,784 million (all monetary amounts below are expressed in RMB, unless otherwise specified), 85,346 million and 59.4 per cent., respectively, representing increases of 14 per cent., 17 per cent. and 1.5 percentage points over the 2001 figures, respectively. Profit attributable to shareholders was 34,116 million, representing an increase of 20 per cent. from last year, while audited actual consolidated earnings per share was 1.71, representing an actual increase of 13 per cent. from last year. The Group's overall financial performance was satisfactory.

Benefiting from the Group's increased revenue and effective cost control measures, the Group continued to maintain strong cash flow in 2002. The Group's free cash flow (net cash inflow from operating activities after deduction of capital expenditure, and before the net cash outflow of 28,733 million regarding the acquisition of Anhui Mobile and the other seven mobile telecommunications companies during the year) and net cash inflow from operating activities for 2002 reached 28,422 million and 69,422 million, respectively. Through the adoption of a well-structured financing package, whereby the interests of all shareholders were taken into account, the Group completed the acquisition of Anhui Mobile and the other seven mobile telecommunications companies, optimized its capital structure and lowered its cost of capital. Meanwhile, the Group's total debt to equity ratio and interest coverage multiple remained sound. Moody's recently upgraded the Company's international credit rating outlook from "stable" to "positive", reflecting further market acknowledgement of the prudent approach consistently adopted by the Group.

In 2002, the Group successfully completed the acquisition of new assets. As a result of the rapid growth and the enormous market potential of the local economies where these newly acquired assets are located, as well as the Group's intensive post-acquisition integration and management reforms, the eight newly-acquired subsidiaries reported markedly improved results. These subsidiaries have all exceeded their profit forecast targets and have achieved significant improvements in management efficiency, thus contributing to the enhancement of the Group's economies of scale and growth prospects, while concurrently contributing substantially to the Group's earnings per share.

Operating Revenue (Turnover)

Despite ever-intensifying market competition, the Group successfully maintained double-digit growth in operating revenue through the adoption of rational competitive strategies in 2002. New businesses, principally the Short Message Service, have achieved remarkable growth. Their contribution to the Group's overall revenue growth is becoming increasingly apparent.

Benefiting primarily from the expansion in subscriber base and the continued growth in usage volume, operating revenue for 2002 reached 143,784 million,



Financial Review

representing an increase of 14 per cent. over 2001. In 2002, the Group faced increasing competition. Aggressive marketing and sales tactics, such as severe price reductions and handset subsidies, were more broadly adopted by the Group's competitors to cultivate CDMA customers and promote the development of "Xiaolingtong" services. Nevertheless, the Group adhered to its existing strategies, leveraged its competitive edge and special features, focused on providing premium mobile telecommunications services to its subscribers and operating a unified GSM network, promoted corporate brands for different customers, and offered differentiated sales and business promotions targeting different market segments, which enabled the Group to maintain its position as the market leader and sustain healthy and stable revenue growth.

During 2002, the Group strengthened the promotion and development of new businesses, principally Short Message Service. Revenue from new businesses continued its very strong growth trend, reaching 8,735 million in 2002, representing an increase of 143 per cent. over 2001. This accounted for 6.1 per cent. of operating revenue, representing an increase of 3.3 percentage points over the same period in 2001. In particular, for five subsidiaries, revenue from new businesses reached as much as 8 per cent. of their operating revenue. Revenue from new businesses has become a strong contributor to the growth of the Group's operating revenue.

Operating Expenses

As market competition intensified, the Group's operating expenses increased from last year. However, with the benefit of the Group's sound cost control measures, economies of scale and synergies, the asset utilization rate has improved, the average operating expenses per user per month and average operating expenses per minute of usage continued to decline, and the Group's cost structure was further improved.

Operating expenses for 2002 were 90,647 million, representing an increase of 16 per cent. over last year. Average operating expenses per user per month for 2002 were 72, representing a decline of 18 per cent. from 2001, and average operating expenses per minute of usage were 0.35, representing a decline of 7 per cent. from 2001.

Composition of Operating Revenue



69.6%
16.1%
2.9%
1.8%
9.6%
73.2%
14.4%
0.6%
2.8%
9.0%
72.6%
13.2%
6.1%
8.1%
Usage fees
Monthly fees
Connection fees
New business revenue
Other operating revenue
2000
2001
2002

Leased line expenses for 2002 were 5,961 million, representing a decline of 7 per cent. from last year. These expenses as a percentage of operating revenue also decreased from 5.1 per cent. in 2001 to 4.1 per cent. in 2002. As the Group continued to make significant improvements to its network structure and terminated leases of transmission lines which were no longer necessary, the Group recorded a reduction in leased line expenses, notwithstanding the double-digit growth in usage fee revenue and total minutes of usage. The Group has also been constructing its own transmission lines to service certain high traffic areas. As these transmission lines gradually came into operation, leased line expenses were reduced.

Usage volume increased by 25 per cent. over that of 2001, while interconnection expenses were 14,840 million for 2002, representing a decrease of 9 per cent. from 2001. Interconnection expenses accounted for 10.3 per cent. of total operating revenue in 2002, representing a decrease of 2.6 percentage points from 2001. The large decline in interconnection expenses was largely attributable, first, to the growing proportion of the Group's intra-network traffic as a result of the expansion of the Group's networks and subscriber base, and second, to the Group's efforts to optimize its network structure and carefully reorganize and re-route traffic volume.

Depreciation expenses increased by 30 per cent. from 2001, accounting for 21.2 per cent. of total operating revenue, which was a key factor contributing to the increase in expenses. Faced with intensified competition, the Group focused on long-term development and expanded network capacity according to forecasts in usage volume growth. With a view to enhancing the competitive advantages of its premium networks, after conducting economic valuation and cost-benefit analyses, the Group constructed certain transmission lines to service high traffic areas and urban areas. More investments were also made in new businesses and support systems to reinforce the Group's leading position and competitive edge in business and services. As a result, depreciation expenses increased at a relatively higher rate. However, substantial savings were achieved in the Group's leased line and interconnection expenses. Efficiencies in operations and management have also

New Business Revenue
(RMB Millions)



6.1%
8,735
CAGR 104%
2.8%
3,589
1.8%
2,102
2000
2001
2002
New Business Revenue/Total Revenue

Proportion of Operating Expenses in Total Operating Revenue



63.4%
9.0%
14.2%
17.3%
17.4%
5.5%
62.1%
5.1%
12.9%
18.6%
20.1%
5.4%
63.0%
4.1%
10.3%
21.2%
22.2%
5.2%
2000
2001
2002
Leased Lines
Interconnection
Depreciation
Personnel
Other Operating Expenses



improved noticeably. The Group currently has significant early-mover advantages in the scale of its networks and management platform, as well as noticeable competitive advantages in its production, service and management capabilities, providing a solid foundation for the Group to adapt to intensified market competition.

With regard to personnel expenses, the Group had a total of 59,633 employees as at 31 December 2002. The Group redoubled its human resources reforms, intensified performance-based evaluations and further enhanced its incentive structure, with a view to retaining and attracting talent. Personnel expenses were 7,501 million in 2002, representing an increase of 9 per cent. over 2001. As a percentage of operating revenue, personnel expenses decreased by 0.2 percentage points from that of 2001 to 5.2 per cent. of 2002. Revenue generated per employee increased from 2.18 million in 2001 to 2.41 million in 2002. The Group's human resources reforms are intended to provide the highest possible level of motivation to our employees, at a reasonable cost, and to consolidate and build upon existing strengths.

Other operating expenses (comprised principally of sales and marketing expenses, bad debts, and administrative and other expenses) increased by 26 per cent. over 2001, accounting for 22.2 per cent. of total operating revenue, and was a key factor contributing to the relatively rapid increase in overall expenses. Despite the intensified competition from CDMA and "Xiaolingtong", the Group resolutely and consistently pursued its sales and marketing strategies and carried out differentiated promotional campaigns and sales services in light of the results obtained through market segmentation studies. Through appropriate increases in related expenditures, the Group remained close to its customers, maintained customer loyalty and raised the level of customer satisfaction; while at the same time the Group maintained its competitiveness and market share in new markets, thereby increasing its competitive advantages and economies of scale. In 2002, the aggregate sales and marketing expenses totaled 13,805 million. These marketing strategies yielded encouraging results for the Group in 2002, driving double-digit growth in operating revenue and a net increase of 27.11 million in new subscribers, with a relatively low churn rate. Average other operating expenses per user per month continued its decline to 25 in 2002, representing a decrease of 11 per cent. from the previous year. In 2002, the Group continued to scrutinize customers' credit and exercise strict control over outstanding accounts, thereby effectively managing bad debt expenses. The bad debt ratio in 2002 was 1.4 per cent., representing a slight decrease from the previous year, and stabilized at a relatively low level. As competition intensifies, sales and marketing expenses are expected to further increase in the future. However, the Group will continue its stringent cost control strategies and its focus on cost effectiveness, while proactively cultivating new customers and providing quality services, in order to obtain the best possible return on expenditures.

EBITDA and Profit Attributable to Shareholders

The Group has consistently endeavored to maintain long-term, sustainable and favourable profit growth. EBITDA margin reached 59.4 per cent.

Through significant efforts to realise subscriber and revenue growth and manage ARPU and expenses at reasonable levels, the Group has continued to realize satisfactory profitability and EBITDA. EBITDA for 2002 was 85,346 million, representing an increase of 17 per cent. over 2001. EBITDA margin was 59.4 per cent., representing an increase of 1.5 percentage points over that of 57.9 per cent. in 2001, and was maintained at a



relatively high level in comparison with the Group's international peers. The Group's profit attributable to shareholders in 2002 was 34,116 million, representing an increase of 20 per cent. over 2001. These reflect the Group's effective enhancements to its management of operating expenses, even during times of solid growth in its operating revenue, the realization of the benefits of economies of scale and synergies, as well as the result of continued improvements in the Group's operational efficiency. The Group will continue to focus on developing its core business of mobile telecommunications and will adopt appropriate strategies to manage EBITDA and profit levels, with a view to achieving sustainable and favourable long-term development.

Strong Cash Flow and Sound Capital Structure

Sound business growth, proactive cost control measures and the effective management of capital expenditures led to strong free cash flow. Robust cash generating capability and a sound capital structure supported the Group in capturing business development opportunities, while providing a cash return to shareholders.

The Group's debt to capitalization ratio (capitalization represents the sum of total debts and shareholders' equity) at the end of 2002 was approximately 26.2 per cent., representing an increase of 5.4 percentage points from last year. This reflects the Group's success in maintaining its financial position at a sound level, while optimizing its capital structure, and provided a solid foundation for the continuation of the Group's organic and external development. At the end of 2002, the Group's total cash and bank balances were 43,644 million, of which 90.8 per cent., 7.1 per cent. and 2.1 per cent. were denominated in RMB, US dollars and Hong Kong dollars, respectively.

To further reduce the cost of capital, the Group continued to reinforce its centralized treasury function, making appropriate allocations of the Group's overall capital, thereby enhancing the Group's ability to deploy internal funds with maximum utility. At the end of 2002, the Group's short-term and long-term borrowings totaled 60,980 million, representing an increase of 31,680 million from those at the end of 2001. This increase was mainly due to the adoption of debt financing for payment of a portion of the purchase consideration for the Acquisition and the inclusion of net debts of the eight newly acquired subsidiaries. Of the total borrowings, 56.8 per cent. was in RMB (consisting principally of RMB bonds, bank loans and finance leases) and 43.2 per cent. was in US dollars (consisting principally of US dollar-denominated fixed rate notes and convertible notes and the balance of deferred consideration for the Acquisition). Approximately 59.4 per cent. of the Group's borrowings were made at floating interest rates. The actual average interest rate of borrowings (ratio of interest expenses to the average balance of borrowings, excluding capitalized interest) of the Group in 2002 was maintained at approximately 4 per cent., whereas the actual interest coverage multiple (ratio of profit before interest and tax to interest expenses) was 27 times. This reflects the prudent financial risk management policies consistently adopted by the Group, as well as its solid cash flow and sound repayment capability. In 2002, the Group successfully issued RMB8 billion of corporate bonds. The overwhelming subscription interest reflects that the Group's solid financial capability and strong growth potential are well recognized by the public.

The Group endeavors to maintain strong cash flow generating capability, thereby maximizing its advantages in a scientific manner, ensuring the sustained long-term development of the Group, its ability to undertake investments and acquisition



projects which enhance value, while at the same time providing a cash return to shareholders, with a view to maximizing shareholder value.

Acquisition and Synergies

The Company successfully acquired Anhui Mobile and the other seven mobile telecommunications companies in 2002, and effectively integrated them into the Group, thereby promoting economies of scale and synergies and enhancing growth potential, while broadening markets for the Group's future expansion.

In 2002, the Group completed the Acquisition of Anhui Mobile and the other seven mobile telecommunications companies. Despite the downturn in global capital markets in 2002, the Group completed the Acquisition through carefully structured financing arrangements, which took into account the interests of diverse parties. Upon completion of the Acquisition, the Group reduced its cost of capital and financing risks, and further optimized the Group's capital structure. The eight newly acquired operating subsidiaries achieved remarkable business growth in 2002 and have demonstrated noticeable synergies. The financial performance of these eight subsidiaries continued to improve, surpassing the profit forecast targets as stated in the Company's circular to shareholders dated 27 May 2002 ("Forecasted Targets") and achieving encouraging operating results. By the end of 2002, total subscribers of the eight newly acquired subsidiaries reached 28.68 million, representing an increase of 37 per cent. compared to 2001, the financial year prior to the Acquisition. Operating revenue was 31,504 million, representing a growth of 21 per cent. Net profits reached 6,054 million, representing a growth of 84 per cent. and exceeding the Forecasted Targets by 8 per cent. EBITDA reached 17,191 million, representing an increase of 33 per cent. and exceeding the Forecasted Targets by 7 per cent. The operational efficiency of the newly acquired subsidiaries also experienced significant improvement. The network utilization rate, the labour productivity rate and the EBITDA margin reached 76.8 per cent., 1,495 users per employee and 54.6 per cent., respectively, representing an increase of 12 percentage points, 37 per cent. and 5.2 percentage points, respectively, from the corresponding figures in 2001, the financial year prior to the Acquisition.

The eight newly acquired subsidiaries achieved favourable results and performance, and have made an immediate and positive impact to the Group's earnings per share in 2002. With the inclusion of the new subsidiaries as part of the Group, and given the increasing effect of synergies in management, the Group believes that it can further leverage the benefits of economies of scale to generate favourable returns for shareholders.

The Group will continue to pursue prudent financial policies, strictly control financial risk, improve financial management procedures, maintain debt at a sustainable level, enhance its capital structure, lower the overall cost of capital, broaden revenue sources and reduce expenditures, and reinforce and develop favourable economic efficiency, with a view to generating greater returns for our shareholders.



Human Resources Development and Corporate Social Responsibility



Our employees actively participate in team building exercises. Through their personal involvement and experience, employees develop a spirit of teamwork and co-operation, thereby enhancing the overall corporate culture.

Human Resources Development

As markets become increasingly competitive and the competition for talent grows more intense, human resources has become a core element of corporate competitiveness, which can greatly influence a company's present and future development. The Group has consistently subscribed to a management approach of "appreciating talent", endeavouring to do the utmost to attract, develop and motivate its employees; to seize the initiative in this competitive marketplace through the continuous enhancement and reform of its human resources management mechanisms.

During the past year, the Group further enhanced its job and remuneration management systems and rationalized its internal staff deployment structure, progressively constructing a market-oriented job grading structure and remuneration system, which align more closely with international best practice, to ensure that employee contributions and value are appropriately recognized and rewarded. As a long-term incentive measure, the Company implemented and enhanced its Share Option Scheme for middle and senior managers, as well as core technical employees, to more closely align the interests of the employees, the Group and the shareholders, and motivate its employees to make even greater contributions to the Group to increase efficiency and shareholder value.

Additionally, the Group is broadening the application of its performance management system to cover the daily work of various levels of management, adopting the "Balanced Scorecard" method to construct a top to bottom key performance indicators system, whereby the results of performance evaluations are closely linked to compensation and rewards so as to enhance the motivational effect of performance evaluations and stimulate employee initiative and activism, thereby ensuring employee enthusiasm and assertiveness, and the realization of the Group's strategic objectives.

With regard to employee management, the Group consistently maintains a "personal" approach, emphasizing communication and interaction with employees; ascribing importance to employee training and development, to create a pleasant work environment and an arena for personal growth, affording employees with opportunities for all-round physical and mental development through diverse training activities and internal job skills development



Human Resources Development and Corporate Social Responsibility

initiatives. In its daily operations, the Group emphasizes teamwork and the importance of internal/ external customers to achieve an efficient delivery mechanism centered on the strategic objectives of the business. Through effective teamwork and the implementation of comprehensive customer service management, the Group seeks to provide the most economical and highest possible quality services to satisfy its customers' needs.

Corporate Social Responsibility

As the industry leader and a responsible member of society, the Group has actively contributed to environmental protection and resource conservation; observing internationally accepted labor regulations; respecting the equal rights of employees; enthusiastically supporting various community benefit activities, providing specific business and services to society's disadvantaged and stressing the importance of corporate social responsibility.



中国移动通信
CHINA MOBILE
移动爱心卡
移动爱心卡
移动爱心卡

The "Mobile Caring Card" utilizes the modern technology of mobile data services to provide a convenient means of communication for the hearing and speech impaired.

In 2002, the Group provided special mobile telecommunication services and assistance to the disadvantaged. As an example, the "Mobile Caring Card" service was specifically designed and developed to cater to the particular needs of the hearing and speech impaired. A multi-functional, advanced handset menu supports this primarily SMS-based, customized service. This service utilizes modern technology to provide a convenient means of communication for the hearing and speech impaired. Additionally, the Group specifically set up a "One Yuan Donation" charity hotline to support local charitable programs, including assistance programs for the "re-employment of retrenched workers".

The Group also specifically established the "8858" SMS-based charitable donation service for the China Children and Teenagers' Fund's "Spare Change Donation" program. The SMS number "8858" in Putonghua implies the meaning, "Help me, please". Customers can directly participate in the "Spare Change Donation" program by simply writing and sending short messages via the donation service. In addition, the Group enthusiastically participated as a donor and sponsor of the United Nations Children's Fund's initiative to improve the medical and health conditions of children in remote areas of Mainland China; and the Save the Children Hong Kong's effort to better the children's education and welfare in remote and distressed regions of Mainland China; funding programs to subsidize tuition fees for children who cannot afford schooling and supporting the World Children's Fund Hong Kong's "China Flood Emergency Relief 2002" program.



Report of the Directors

The directors take pleasure in submitting their annual report together with the audited accounts for the year ended 31 December 2002.

Principal activities

The Group's principal activity is providing mobile communications and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Shandong, Liaoning, Hebei, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities and Guangxi Zhuang Autonomous Region of the People's Republic of China ("China"). The principal activity of the Company is investment holding.

The turnover of the Group during the financial year consisted primarily of income generated from the provision of mobile communications services.

Major customers and suppliers

The Group's aggregate turnover with its five largest customers did not exceed 30 per cent. of the Group's total turnover in 2002.

Purchases from the largest supplier for the year represented 11 per cent. of the Group's total purchases. The five largest suppliers accounted for an aggregate of 38 per cent. of the Group's purchases in 2002. Purchases for the Group include network equipment purchases, leasing of transmission lines and payments in relation to interconnection arrangements. Purchases from suppliers, other than suppliers of leased lines and network equipment and interconnection arrangements, were not material to the Group's total purchases.

One of the five largest suppliers above is the Company's ultimate holding company and its subsidiaries (other than the Group). Details of such transactions are set out in Note 33 to the Accounts.

Apart from the foregoing, at no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5 per cent. of the Company's share capital) had any interest in these major suppliers.

Subsidiaries and associates

Particulars of the Company's subsidiaries and the Group's associates as at 31 December 2002 are set out in Note 16 and Note 17, respectively, to the Accounts.

Accounts

The profit of the Group for the year ended 31 December 2002 and the state of the Company's and the Group's financial affairs as at that date are set out in the Accounts on pages 64 to 115.

Dividends

The Company holds in the highest regard the interests of its shareholders and the returns achieved for its shareholders, especially minority shareholders. Taking into account such factors as the Company's business growth, financial position and cash flow, the Board is of the view that the Company has sufficient cash flow and financial strength to support its long-term development targets and to make a cash payout to shareholders. Having also considered the need to maintain sufficient financial resources and the capability to complete future acquisitions and investments in quality assets, as well as a possible share buy-back under appropriate circumstances with a view to generating the best possible return for shareholders, the Board recommends the first ever payment of a final dividend of HK$0.32 per share for the financial year ended 31 December 2002, representing a dividend payout ratio of 20 per cent. The Company will



endeavor to achieve a sustainable, steadily increasing dividend, with a view to generating the best possible return for shareholders.

Charitable donations

Donations made by the Group during the year amounted to RMB9,545,750 (2001: RMB2,334,179).

Fixed assets

Changes to the fixed assets of the Group and the Company during the year are set out in Note 13 to the Accounts.

Share capital and share option scheme

Details of the Company's share capital and share option scheme are set out in Note 30 and Note 31, respectively, to the Accounts.

Shares were issued during the year to finance the acquisition of the entire issued share capital of Anhui Mobile (BVI) Limited, Jiangxi Mobile (BVI) Limited, Chongqing Mobile (BVI) Limited, Sichuan Mobile (BVI) Limited, Hubei Mobile (BVI) Limited, Hunan Mobile (BVI) Limited, Shaanxi Mobile (BVI) Limited and Shanxi Mobile Communication (BVI) Limited by China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)").

Fixed rate notes and bonds

Details of the fixed rate notes and bonds of the Group are set out in Note 25 to the Accounts.

Convertible notes

Details of the convertible notes of the Group are set out in Note 25 to the Accounts.

Reserves

Changes to the reserves of the Group and the Company during the year are set out in Note 32 to the Accounts.

Directors

The directors during the financial year were:

Executive directors:

WANG Xiaochu *(Chairman)*
XUE Taohai (appointed on 3 July 2002)
LI Zhenqun
DING Donghua (resigned on 3 July 2002)
LI Gang
XU Long
HE Ning
LIU Ping
YUAN Jianguo
WEI Yiping

Independent non-executive directors:

Sir Christopher GENT
Dr. LO Ka Shui
Frank WONG Kwong Shing (appointed on 14 August 2002)
Professor Arthur LI Kwok Cheung (resigned on 1 August 2002)

On 18 March 2003, Messrs LI Yue and LU Xiangdong were appointed as executive directors and Messrs ZHANG Ligui and CHENG Mo Chi, Moses, were appointed as a non-executive director and an independent non-executive director of the Company, respectively.

On 18 March 2003, Messrs LI Zhenqun, LIU Ping, YUAN Jianguo and WEI Yiping resigned from their posts as directors of the Company.



In accordance with Article 97 of the Company's Articles of Association, Mr. HE Ning and Dr. LO Ka Shui will retire by rotation at the forthcoming annual general meeting of the Company and, being eligible, offer themselves for re-election. In accordance with Article 101 of the Company's Articles of Association, Messrs ZHANG Ligui, LI Yue, LU Xiangdong, XUE Taohai, Frank WONG Kwong Shing and CHENG Mo Chi, Moses, will also retire at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

Directors' service contracts

None of those directors proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than under normal statutory obligations.

Directors' interests in contracts

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Directors' interests in shares

As at 31 December 2002, the interests of the directors and the chief executives of the Company in the equity securities of the Company or any of its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance (the "Ordinance") as recorded in the register required to be kept under section 29 of the Ordinance were as follows:

Name of directors	Personal interest
WANG Xiaochu	500 American depositary shares *(note)*
LI Zhenqun	100 American depositary shares *(note)*

Note: 1 American depositary share represents 5 ordinary shares of HK$0.10 each of the Company.

In addition, certain directors personally hold options to subscribe for ordinary shares of the Company as disclosed under the paragraph "Share option schemes" below. These share options are granted to the relevant directors pursuant to the terms of the share option schemes adopted by the Company.

Apart from the foregoing, as at 31 December 2002, none of the directors had any personal, family, corporate or other interests in the securities of the Company or any of its associated corporations as defined in the Ordinance.

Share option schemes

Share Option Schemes of the Company

Pursuant to a resolution passed at the annual general meeting held on 24 June 2002, the share option scheme established on 8 October 1997 (the "Old Scheme") was terminated and a new share option scheme (the "New Scheme") was adopted.

The purpose of the Old Scheme was to provide an incentive to the employees and directors of the Company and/or its subsidiaries. Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares of the Company. As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the New Scheme is to provide the Company with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of the Company, any of its holdings companies and their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest (the "Participants"), thereby incentivizing the Participants. Under the New Scheme, the directors of the



Company may, at their discretion, invite the Participants to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the New Scheme. Options lapsed or cancelled in accordance with the terms of the Old Scheme or the New Scheme will not be counted for the purpose of calculating this 10 per cent. limit.

As the Old Scheme was terminated with effect on 24 June 2002, no further options can be granted under the Old Scheme thereafter. As at 31 December 2002, the total number of shares which may be issued on the exercise of the outstanding options granted under the Old Scheme is 112,761,500, representing approximately 0.57 per cent. of the issued share capital of the Company as at the date of this annual report. As at the same date, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the New Scheme is 1,773,844,445, representing approximately 9.02 per cent. of the issued share capital of the Company as at the date of this annual report. The consideration payable for the grant of each option under each of the Old Scheme and the New Scheme is HK$1.00.

For options granted before 1 September 2001 under the Old Scheme, the exercise price of the options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent. of the average of the closing price of the share on The Stock Exchange of Hong Kong Limited (the "SEHK") on the five trading days immediately preceding the date on which the option was granted.

With effect from 1 September 2001, the SEHK requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted. During the year ended 31 December 2002, no option was granted under the Old Scheme.

For options granted under the New Scheme, the exercise price of the options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the SEHK on the date on which the option was granted; and

(iii) the average closing price of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

Share options involving 150,476,500 shares were granted under the New Scheme during the year ended 31 December 2002.

Under both the Old Scheme and the New Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the New Scheme).



As at 31 December 2002, the directors and employees of the Company had the following personal interests in the options to subscribe for shares of the Company granted under both the Old Scheme and, from 24 June 2002 onwards, the New Scheme.

	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options cancelled during the year	No. of shares acquired on exercise of options during the year	Price per share to be paid on exercise of options HK$	Closing price per share immediately before the date of exercise of options HK$
Directors								
WANG Xiaochu	1,950,000	1,950,000	26 November 1999	26 November 1999 to 7 October 2007	—	—	33.91	—
	1,950,000	1,950,000	26 November 1999	26 November 2002 to 7 October 2007	—	—	33.91	—
	100,000	100,000	25 April 2000	25 April 2002 to 7 October 2007	—	—	45.04	—
	100,000	100,000	25 April 2000	25 April 2005 to 7 October 2007	—	—	45.04	—
	60,000	60,000	22 June 2001	22 June 2003 to 7 October 2007	—	—	32.10	—
	60,000	60,000	22 June 2001	22 June 2006 to 7 October 2007	—	—	32.10	—
	—	150,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	150,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—
XUE Taohai	—	100,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	100,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—
LI Zhenqun	560,000	560,000	22 June 2001	22 June 2003 to 7 October 2007	—	—	32.10	—
	560,000	560,000	22 June 2001	22 June 2006 to 7 October 2007	—	—	32.10	—
	—	100,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	100,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—
LI Gang	500,000	500,000	26 November 1999	26 November 1999 to 7 October 2007	—	—	33.91	—
	500,000	500,000	26 November 1999	26 November 2002 to 7 October 2007	—	—	33.91	—
	90,000	90,000	25 April 2000	25 April 2002 to 7 October 2007	—	—	45.04	—
	90,000	90,000	25 April 2000	25 April 2005 to 7 October 2007	—	—	45.04	—
	50,000	50,000	22 June 2001	22 June 2003 to 7 October 2007	—	—	32.10	—
	50,000	50,000	22 June 2001	22 June 2006 to 7 October 2007	—	—	32.10	—
	—	95,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	95,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—
XU Long	585,000	585,000	25 April 2000	25 April 2002 to 7 October 2007	—	—	45.04	—
	585,000	585,000	25 April 2000	25 April 2005 to 7 October 2007	—	—	45.04	—
	47,500	47,500	22 June 2001	22 June 2003 to 7 October 2007	—	—	32.10	—
	47,500	47,500	22 June 2001	22 June 2006 to 7 October 2007	—	—	32.10	—
	—	90,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	90,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—



	No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options cancelled during the year	No. of shares acquired on exercise of options during the year	Price per share to be paid on exercise of options HK$	Closing price per share immediately before the date of exercise of options HK$
HE Ning	500,000	500,000	26 November 1999	26 November 1999 to 7 October 2007	—	—	33.91	—
	500,000	500,000	26 November 1999	26 November 2002 to 7 October 2007	—	—	33.91	—
	83,000	83,000	25 April 2000	25 April 2002 to 7 October 2007	—	—	45.04	—
	83,000	83,000	25 April 2000	25 April 2005 to 7 October 2007	—	—	45.04	—
	45,000	45,000	22 June 2001	22 June 2003 to 7 October 2007	—	—	32.10	—
	45,000	45,000	22 June 2001	22 June 2006 to 7 October 2007	—	—	32.10	—
	—	90,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	90,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—
LIU Ping	581,000	581,000	25 April 2000	25 April 2002 to 7 October 2007	—	—	45.04	—
	581,000	581,000	25 April 2000	25 April 2005 to 7 October 2007	—	—	45.04	—
	40,000	40,000	22 June 2001	22 June 2003 to 7 October 2007	—	—	32.10	—
	40,000	40,000	22 June 2001	22 June 2006 to 7 October 2007	—	—	32.10	—
	—	50,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	50,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—
YUAN Jianguo	580,000	580,000	25 April 2000	25 April 2002 to 7 October 2007	—	—	45.04	—
	580,000	580,000	25 April 2000	25 April 2005 to 7 October 2007	—	—	45.04	—
	45,000	45,000	22 June 2001	22 June 2003 to 7 October 2007	—	—	32.10	—
	45,000	45,000	22 June 2001	22 June 2006 to 7 October 2007	—	—	32.10	—
	—	80,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	80,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—
WEI Yiping	578,000	578,000	25 April 2000	25 April 2002 to 7 October 2007	—	—	45.04	—
	578,000	578,000	25 April 2000	25 April 2005 to 7 October 2007	—	—	45.04	—
	40,000	40,000	22 June 2001	22 June 2003 to 7 October 2007	—	—	32.10	—
	40,000	40,000	22 June 2001	22 June 2006 to 7 October 2007	—	—	32.10	—
	—	50,000	3 July 2002	3 July 2004 to 2 July 2012	—	—	22.85	—
	—	50,000	3 July 2002	3 July 2007 to 2 July 2012	—	—	22.85	—
Employees*	2,100,000	—	9 March 1998	9 March 1998 to 8 March 2006	—	2,100,000	11.10	22.65
	550,000	550,000	26 November 1999	26 November 1999 to 7 October 2007	—	—	33.91	—
	550,000	550,000	26 November 1999	26 November 2002 to 7 October 2007	—	—	33.91	—
	12,667,000	12,564,000	25 April 2000	25 April 2002 to 7 October 2007	103,000	—	45.04	—
	12,667,000	12,564,000	25 April 2000	25 April 2005 to 7 October 2007	103,000	—	45.04	—



No. of shares involved in the options outstanding at the beginning of the year	No. of shares involved in the options outstanding at year end	Date on which options were granted	Normal period during which options are exercisable	No. of shares involved in the options cancelled during the year	No. of shares acquired on exercise of options during the year	Price per share to be paid on exercise of options HK$	Closing price per share immediately before the date of exercise of options HK$
37,224,000	36,832,250	22 June 2001	22 June 2003 to 7 October 2007	391,750	—	32.10	—
37,224,000	36,832,250	22 June 2001	22 June 2006 to 7 October 2007	391,750	—	32.10	—
—	74,299,500	3 July 2002	3 July 2004 to 2 July 2012	133,750	—	22.85	—
—	74,299,500	3 July 2002	3 July 2007 to 2 July 2012	133,750	—	22.85	—
	262,970,500						
	(note)						

* The number of shares involved in the options outstanding at the beginning of the year included Mr. DING Donghua's share options involving 3,520,000 shares. Mr. DING Donghua resigned as a director of the Company on 3 July 2002.

Note: The total number of shares involved in the options outstanding at the end of the year represents 1.3 per cent. of the issued share capital of the Company as at the date of this report.

The closing price per share immediately before the date on which options were granted during the year was HK$22.65.

The options granted are not recognised in the Accounts until they are exercised.

The weighted average value per option granted in 2002 estimated on the date on which the options were granted by using the Black-Scholes option pricing model was HK$9.15 (2001: HK$29.46). The weighted average was calculated by using the following assumptions:

	2002	2001
Risk-free interest rate	**5.3%**	5.5%
Expected life (in years)	**10**	6
Volatility	**32.44%**	65.92%
Expected dividend per share (based on historical dividend)	**HK$0.32**	HK$Nil

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, such option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. Since the characteristics of the Company's share options are significantly different from those of traded options, and the changes in the subjective assumptions can materially affect the estimated fair value of the share options, the Black-Scholes option pricing model does not necessarily provide a reliable calculation of the fair value of the share options.

Share Option Scheme of Aspire Holdings Limited

Pursuant to a resolution passed at the annual general meeting of the Company held on 24 June 2002, the share option scheme (the "Aspire Scheme") of Aspire Holdings Limited ("Aspire") was adopted.

As set out in the Company's circular to shareholders dated 8 April 2002, the purpose of the Aspire Scheme is to provide Aspire with a flexible and effective means of remunerating and providing benefits to the employees, the executive directors and the non-executive directors of



Aspire or any of its subsidiaries (the "Aspire Participants"), thereby incentivizing the Aspire Participants. Under the Aspire Scheme, the board of directors of Aspire may, at their discretion, invite the Aspire Participants to take up options to subscribe for shares of Aspire (the "Aspire Shares").

The maximum aggregate number of Aspire Shares which can be subscribed pursuant to options that are or may be granted under the Aspire Scheme equals to 10 per cent. of the total issued share capital of Aspire as at the date of adoption of the Aspire Scheme. Options lapsed or cancelled in accordance with the terms of the Aspire Scheme will not be counted for the purpose of calculating this 10 per cent. limit. As at 31 December 2002, the total number of shares which may be issued on the exercise of the outstanding options granted or to be granted under the Aspire Scheme was 93,964,582, representing 10 per cent. of the issued share capital of Aspire as at the date of this annual report.

The consideration payable by an Aspire Participant for the grant of each option is HK$1.00.

For options granted under the Aspire Scheme, the exercise price of the options shall be determined by the directors of Aspire at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) US$0.298; and

(ii) the price determined by applying a maximum discount of 20 per cent. to the price per Aspire Share calculated by dividing the valuation of Aspire as a whole by the aggregate number of issued Aspire Shares at the time of employment/ appointment of the Aspire Participant or the grant of the options to the Aspire Participant (as the case may be),

provided, however, that 10 per cent. of the options to be granted under the Aspire Scheme may have an exercise price less than (i) and (ii) above but not less than US$0.182.

Under the Aspire Scheme, the term of the option is determined by the directors of Aspire at their discretion, provided that all options shall be exercised within 10 years after the date on which the option is granted.

Under the vesting conditions of the options under the Aspire Scheme:

(a) 50 per cent. of any options granted shall be exercisable (i) 2 years after the time of commencement of employment (or the appointment as director) of the relevant Aspire Participant (in the case of options specified in the employment contract with the relevant Aspire Participant) or (in other cases) the date on which the Aspire Participant is offered with the option or (ii) after listing of Aspire, whichever is later; and

(b) the remaining 50 per cent. of such options shall be exercisable 3 years after the initial 50 per cent. of the options becomes exercisable.

No options were granted under the Aspire Scheme during the year.

Apart from the foregoing, at no time during the year was the Company, or any holding companies or subsidiaries, a party to any arrangement to enable the directors of the Company or any of their spouses or children under eighteen years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.



Substantial interests in the share capital of the Company

The Company has been notified that, as at 31 December 2002, the following interests in the Company's issued shares amount to 10 per cent. or more of the ordinary shares in issue:

		Ordinary shares held		Percentage of total issued shares
		directly	indirectly	
(i)	China Mobile Communications Corporation ("China Mobile")	—	14,890,116,842	75.69%
(ii)	China Mobile (Hong Kong) Group Limited ("CMHK (Group)")	—	14,890,116,842	75.69%
(iii)	CMHK (BVI)	14,890,116,842	—	75.69%

Note: In light of the fact that China Mobile and CMHK (Group) directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of CMHK (BVI), in accordance with the Securities (Disclosure of Interests) Ordinance, the interests of CMHK (BVI) are deemed to be, and have therefore been included in, the interests of China Mobile and CMHK (Group).

Apart from the foregoing, as at 31 December 2002, no person or corporation had any interest in the share capital of the Company as recorded in the registers required to be kept under section 16(1) of the Securities (Disclosure of Interests) Ordinance as having an interest in 10 per cent. or more of the issued share capital of the Company.

Connected transactions which are the subject of exemption under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")

Details of the transactions as set out in rule 14.23(2) of the Listing Rules are set out in Note 33 to the Accounts. In addition, during the year, Aspire (or its subsidiaries), being a non-wholly owned subsidiary of the Group, provided technology platform development services to certain fellow subsidiaries. The platform development charges payable by the Group's subsidiaries to Aspire (and its subsidiaries) amounted to RMB26,000,000 for the year ended 31 December 2002.

In the opinion of the independent non-executive directors, the connected transactions were entered into by the Group:

(i) in the ordinary and usual course of its business on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

(ii) on normal commercial terms and in accordance with the terms of the agreements governing such transactions; and

(iii) connected transactions of the following types do not exceed the upper limits set out below for the financial year ended 31 December 2002:

(1) collection service charges payments payable by the Group, other than Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile (collectively, the "Relevant Subsidiaries") to subsidiaries of China Mobile have not exceeded 0.1 per cent. of the Group's turnover for the year ended 31 December 2002; and sales service charges



payments payable by the Group, other than the Relevant Subsidiaries, to subsidiaries of China Mobile have not exceeded 0.3 per cent. of the Group's turnover for the year;

(2) rental payments and property management fees payable by the Group (other than the Relevant Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.56 per cent. of the Group's turnover for the year ended 31 December 2002;

(3) construction and related services fees payable by the Group (other than the Relevant Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2002;

(4) equipment maintenance and related services fees payable by the Group (other than the Relevant Subsidiaries) to subsidiaries of China Mobile have not exceeded 0.05 per cent. of the Group's turnover for the year ended 31 December 2002;

(5) payments to the relevant subsidiaries of China Mobile by Hebei Mobile in respect of the purchase of transmission towers, transmission tower-related services and antenna maintenance services have not exceeded 0.06 per cent. of the Group's turnover for the year ended 31 December 2002;

(6) handling charges received by the Group (other than the Relevant Subsidiaries) from subsidiaries of China Mobile in respect of prepaid services have not exceeded 2 per cent. of the Group's turnover for the year ended 31 December 2002 and handling charges paid by the Group (other than the Relevant Subsidiaries) to subsidiaries of China Mobile in respect of prepaid services have not exceeded 2 per cent. of the Group's turnover for the year ended 31 December 2002;

(7) platform development charges payable by each of the Group (other than the Relevant Subsidiaries) and China Mobile to Aspire Holdings Limited or its subsidiaries have not exceeded 3 per cent. of the Group's consolidated net tangible assets as at 31 December 2002;

(8) handling charges received by the Relevant Subsidiaries from the subsidiaries of China Mobile in respect of prepaid services have not exceeded 1 per cent. of the Group's turnover for the year ended 31 December 2002 and handling charges paid by the Relevant Subsidiaries to subsidiaries of China Mobile in respect of prepaid services have not exceeded 1 per cent. of the Group's turnover for the year ended 31 December 2002;

(9) payment in respect of telecommunications projects planning, design and construction services and telecommunications lines and pipelines construction services payable by the Relevant Subsidiaries to the subsidiaries of China Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2002;

(10) telecommunications lines maintenance services payments payable by the Relevant Subsidiaries to the subsidiaries of China Mobile have not exceeded 0.04 per cent. of the Group's turnover for the year ended 31 December 2002;

(11) property leasing and property management services payments payable by the Relevant Subsidiaries to the subsidiaries of China



Mobile have not exceeded 0.25 per cent. of the Group's turnover for the year ended 31 December 2002; and

(12) payments to Hubei Communication Services Company (a subsidiary of China Mobile) by the Group in respect of the purchase of transmission towers and related services have not exceeded 0.5 per cent. of the Group's turnover for the year ended 31 December 2002.

The Company has received a letter from the auditors stating that the above connected transactions:

(a) have received the approval of the directors;

(b) were in accordance with the pricing policy as stated in the notes to the Accounts; and

(c) have been conducted in the manner as stated in (ii) above.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

Bank and other loans

Particulars of bank and other loans of the Group as at 31 December 2002 are set out in Note 25 to the Accounts.

Financial summary

A summary of the audited results and of the audited statements of the assets and liabilities of the Group for the last five financial years is set out on pages 125 and 126.

Employee retirement benefits

Particulars of the employee retirement benefits of the Group are set out in Note 29 to the Accounts.

Compliance with the Code of Best Practice

The Company has complied throughout the year with the Code of Best Practice as set out by The Stock Exchange of Hong Kong Limited in Appendix 14 to the Listing Rules except that the non-executive directors were not appointed for a specific term but are subject to retirement by rotation and re-election at the Company's annual general meeting in accordance with the Company's Articles of Association.

Auditors

A resolution for the reappointment of KPMG as auditors of the Company shall be proposed at the forthcoming annual general meeting.

By order of the board
Wang Xiaochu
Chairman

Hong Kong, 18 March 2003



Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of China Mobile (Hong Kong) Limited will be held on 15 May 2003 at 11 a.m. in the Conference Room, 3rd Floor, JW Marriott Hotel, Pacific Place, 88 Queensway Road, Hong Kong for the following purposes:

As Ordinary Business:

1 To receive and consider the financial statements for the year endec 31 December 2002 and the Reports of the Directors and the Auditors.

2 To declare a final dividend for the year ended 31 December 2002.

3 To elect Directors and fix their remuneration.

4 To re-appoint Auditors and authorise the Directors to fix their remuneration.

And as Special Business, to consider and, if thought fit, to pass the following as ordinary resolutions:

Ordinary Resolutions

5 "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period of all the powers of the Company to purchase shares of HK$0.10 each in the capital of the Company including any form of depositary receipt representing the right to receive such shares ("Shares") be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange on which securities of the Company may be listed and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited pursuant to the approval in paragraph (a) above shall not exceed or represent more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purpose of this Resolution "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

1. the conclusion of the next annual general meeting of the Company;

2. the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

3. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders of the Company in general meeting."

6 "**THAT** a general mandate be and is hereby unconditionally given to the Directors to exercise full powers of the Company to allot, issue and deal with additional shares in the Company (including the making and granting of offers, agreements and options which might require shares to be allotted, whether during the continuance of such mandate or thereafter) provided that, otherwise than pursuant to (i) a rights issue where shares are offered to shareholders on a fixed record date in proportion to their then holdings of shares; (ii) the exercise of



options granted under any share option scheme adopted by the Company; or (iii) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend in accordance with the Articles of Association of the Company, the aggregate nominal amount of the shares allotted shall not exceed the aggregate of:

(a) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, plus

(b) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution).

Such mandate shall expire at the earlier of:

1. the conclusion of the next annual general meeting of the Company;

2. the expiration of the period within which the next annual general meeting of the Company is required by law to be held; and

3. the date of any revocation or variation of the mandate given under this Resolution by ordinary resolution of the shareholders of the Company at a general meeting."

7 "**THAT** the Directors be and they are hereby authorised to exercise the powers of the Company referred to in the resolution set out in item 6 in the notice of this meeting in respect of the share capital of the Company referred to in paragraph (b) of such resolution."

By order of the Board
Yung Shun Loy Jacky
Company Secretary

18 March 2003

Notes:

1. Any member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company's registered office at 60th Floor, The Center, 99 Queen's Road Central, Central, Hong Kong at least 36 hours before the time for holding the above Meeting. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3. The Board of Directors has recommended a final dividend for the year ended 31 December 2002 of HK$0.32 per share and, if such dividend is declared by the members passing Resolution 2, it is expected to be paid on or about 22 May 2003 to those shareholders whose names appear on the Company's register of members on 4 April 2003.



Notice of Annual General Meeting

4. The register of members of the Company will be closed from 3 April 2003 to 4 April 2003 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's register, Hong Kong Registrars Limited, Room 1901–5, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4 p.m. on 2 April 2003.

5. Concerning Resolution 5, the Directors wish to state that they will exercise the powers conferred thereby to repurchase shares of the Company in circumstances which they deem appropriate for the benefit of the shareholders. The Explanatory Statement containing the information necessary to enable the shareholders to make an informed decision on whether to vote for or against the resolution to approve the repurchase by the Company of its own shares, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be set out in a separate letter from the Company to be enclosed with the 2002 Annual Report.



Auditors' Report



To the shareholders of
China Mobile (Hong Kong) Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 64 to 115 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 18 March 2003



Consolidated Profit and Loss Account

for the year ended 31 December 2002 (Expressed in Renminbi)

	Note	2002 RMB million	2001 RMB million
Operating revenue (Turnover)	2		
Usage fees		93,272	73,458
Monthly fees		16,901	14,085
Connection fees		—	711
Other operating revenue		18,388	12,077
		128,561	100,331
Operating expenses			
Leased lines		5,287	5,005
Interconnection		12,975	13,055
Depreciation		26,827	17,664
Personnel		6,757	5,325
Other operating expenses	3	27,919	18,270
		79,765	59,319
Profit from operations		48,796	41,012
Amortisation of goodwill	15	(936)	—
Other net income	4	1,686	1,594
Non-operating net income/(expenses)	5	571	(6)
Interest income		713	857
Finance costs	6(a)	(1,852)	(1,740)
Profit from ordinary activities before taxation	6	48,978	41,717
Taxation	9(a)	(16,234)	(13,703)
Profit from ordinary activities after taxation		32,744	28,014
Minority interest		(2)	1
Profit attributable to shareholders	10	32,742	28,015
Transfer to PRC statutory reserves	32	(7,038)	(5,033)
Retained profits for the year		25,704	22,982
Dividends attributable to the year:			
Final dividend proposed after the balance sheet date	11	6,678	—
Earnings per share			
Basic	12(a)	RMB1.71	RMB1.51
Diluted	12(b)	RMB1.71	RMB1.51

69

The notes on pages 73 to 115 form part of these accounts.



Consolidated Balance Sheet

at 31 December 2002 (Expressed in Renminbi)

	Note	2002 RMB million	2001 RMB million
Non-current assets			
Fixed assets	13(a)	**165,409**	105,208
Construction in progress	14	**23,013**	19,981
Goodwill	15	**36,522**	—
Interest in associates	17	**16**	16
Investment securities	18	**77**	77
Deferred tax	19	**455**	114
Deferred expenses	20	**190**	180
		225,682	125,576
Current assets			
Inventories		**1,586**	1,029
Amount due from ultimate holding company	21	**1,282**	503
Accounts receivable	22	**6,066**	5,728
Other receivables	23	**1,465**	1,189
Prepayments and other current assets		**2,059**	1,571
Current portion of deferred tax	19	**3,116**	1,362
Deposits with banks		**11,069**	14,970
Cash and cash equivalents	24	**32,575**	21,821
		59,218	48,173
Current liabilities			
Bank loans and other interest-bearing borrowings	25(a)	**8,132**	4,531
Bills payable		**1,256**	1,458
Current instalments of obligations under finance leases	26	**68**	908
Current portion of deferred revenue	28	**6,760**	3,417
Amount due to ultimate holding company	21	**1,217**	241
Amount due to immediate holding company	21	**402**	—
Accounts payable	27	**19,251**	11,317
Accrued expenses and other payables		**16,460**	10,840
Taxation	9(b)	**6,568**	6,003
		60,114	38,715
Net current (liabilities)/assets		**(896)**	9,458
Total assets less current liabilities carried forward		**224,786**	135,034

The notes on pages 73 to 115 form part of these accounts.



Consolidated Balance Sheet

at 31 December 2002 (Expressed in Renminbi)

	Note	2002 RMB million	2001 RMB million
Total assets less current liabilities brought forward		224,786	135,034
Non-current liabilities			
Bank loans and other interest-bearing borrowings	25(a)	(36,348)	(21,591)
Obligations under finance leases, excluding current instalments	26	—	(812)
Amount due to immediate holding company	21	(15,176)	—
Deferred revenue, excluding current portion	28	(869)	(820)
		(52,393)	(23,223)
Minority interests		(191)	(32)
NET ASSETS		172,202	111,779
CAPITAL AND RESERVES			
Share capital	30	2,099	1,986
Reserves	32(a)	170,103	109,793
		172,202	111,779

Approved by the board of directors on 18 March 2003

Wang Xiaochu
Director

Xue Taohai
Director

71

The notes on pages 73 to 115 form part of these accounts.



Balance Sheet

at 31 December 2002 (Expressed in Renminbi)

	Note	2002 RMB million	2001 RMB million
Non-current assets			
Fixed assets	13(b)	3	4
Investments in subsidiaries	16	438,012	367,219
Deferred expenses	20	190	180
		438,205	367,403
Current assets			
Amounts due from subsidiaries	16	849	2,405
Interest receivable		6	15
Other receivables		2	2
Deposits with banks		175	570
Cash and cash equivalents	24	2,426	3,235
		3,458	6,227
Current liabilities			
Amount due to immediate holding company	21	402	—
Amount due to subsidiaries	16	2,181	2,064
Accrued expenses and other payables		124	125
		2,707	2,189
Net current assets		751	4,038
Total assets less current liabilities		438,956	371,441
Non-current liabilities			
Amount due to subsidiary	16	(13,000)	(5,000)
Amount due to immediate holding company	21	(15,176)	—
Bank loans and other interest-bearing borrowings	25(b)	(10,672)	(10,664)
		(38,848)	(15,664)
NET ASSETS		400,108	355,777
CAPITAL AND RESERVES			
Share capital	30	2,099	1,986
Reserves	32(b)	398,009	353,791
		400,108	355,777

Approved by the board of directors on 18 March 2003

Wang Xiaochu
Director

Xue Taohai
Director

The notes on pages 73 to 115 form part of these accounts.



Consolidated Statement of Changes in Equity

for the year ended 31 December 2002 (Expressed in Renminbi)

	Note	2002 RMB million	2001 RMB million
Shareholders' equity at 1 January		111,779	83,760
Net profit for the year	32(a)	32,742	28,015
Movements in share capital:	30 & 32(a)		
Issue of new shares		25	—
Issue of consideration shares for acquisition of subsidiaries		88	—
Net share premium arising on issuance of shares		27,568	4
Net increase in shareholders' equity arising from capital transactions with shareholders		27,681	4
Shareholders' equity at 31 December		172,202	111,779

The notes on pages 73 to 115 form part of these accounts.



Consolidated Cash Flow Statement

for the year ended 31 December 2002 (Expressed in Renminbi)

	Note	2002 RMB million	2001 RMB million
Operating activities			
Profit from ordinary activities before taxation		**48,978**	41,717
Adjustment for:			
— Depreciation of fixed assets		**26,827**	17,664
— Amortisation of goodwill		**936**	—
— Provision for interest in associates		**—**	30
— Profit on deemed disposal of a subsidiary		**(255)**	(54)
— Loss on disposal of fixed assets		**205**	275
— Write off of fixed assets		**96**	—
— Provision for doubtful accounts		**1,749**	1,737
— Amortisation of deferred expenses		**43**	39
— Interest income		**(713)**	(857)
— Interest expense and finance lease charges		**1,852**	1,740
— Dividend income		**(25)**	(43)
— Unrealised exchange loss, net		**8**	4
Operating profit before changes in working capital		**79,701**	62,252
Increase in inventories		**(234)**	(124)
Decrease in amount due from ultimate holding company		**765**	54
Increase in accounts receivable		**(733)**	(213)
(Increase)/decrease in other receivables		**(234)**	1,111
Decrease/(increase) in prepayments and other current assets		**91**	(282)
Increase/(decrease) in amount due to ultimate holding company		**450**	(437)
Increase in amount due to immediate holding company		**402**	—
Increase/(decrease) in accounts payable		**4,915**	(1,724)
Increase in accrued expenses and other payables		**469**	2,616
Increase in deferred revenue		**2,370**	583
Cash generated from operations		**87,962**	63,836
Tax paid			
— PRC income tax paid		**(18,540)**	(12,865)
Net cash from operating activities carried forward		**69,422**	50,971

The notes on pages 73 to 115 form part of these accounts.



Consolidated Cash Flow Statement

for the year ended 31 December 2002 (Expressed in Renminbi)

	Note	2002 RMB million	2001 RMB million
Net cash from operating activities brought forward		69,422	50,971
Investing activities			
Payment of amount due to immediate holding company in respect of acquisition of subsidiaries		—	(4,136)
Payment for acquisition of subsidiaries (net of cash and cash equivalents acquired)	(b)	(28,733)	—
Capital expenditure		(41,000)	(39,500)
Proceeds from disposal of fixed assets		411	204
Proceeds from issuance of shares to minority interest by subsidiary, net of expenses		412	69
Decrease/(increase) in deposits with banks		3,901	(2,766)
Interest received		867	867
Dividends received from associate		25	14
Net cash used in investing activities		(64,117)	(45,248)
Financing activities			
Proceeds from issue of shares, net of expenses		5,970	4
New bank and other loans		6,955	5,407
Repayments of bank and other loans		(12,232)	(17,897)
Capital elements of finance leases rental		(1,652)	(2,055)
Proceeds from issue of bonds		8,000	5,000
Expenses on issue of bonds		(53)	(55)
Interest paid		(1,539)	(2,008)
Net cash from/(used in) financing activities		5,449	(11,604)
Net increase/(decrease) in cash and cash equivalents		10,754	(5,881)
Cash and cash equivalents at beginning of year		21,821	27,702
Cash and cash equivalents at end of year	24	32,575	21,821

The notes on pages 73 to 115 form part of these accounts.



Consolidated Cash Flow Statement

for the year ended 31 December 2002 (Expressed in Renminbi)

Notes to the Consolidated Cash Flow Statement

(a) Acquisition of subsidiaries

	2002 RMB million
Net assets acquired:	
Fixed assets	43,665
Construction in progress	7,024
Deferred tax	619
Inventories	323
Amount due from ultimate holding company	1,544
Accounts receivable	1,206
Other receivables	344
Prepayments and other current assets	579
Cash and cash equivalents	5,339
Bank and other loans	(4,342)
Bills payable	(66)
Amount due to ultimate holding company	(526)
Accounts payable	(3,849)
Accrued expenses and other payables	(4,657)
Long-term bank and other loans	(11,285)
Taxation	(1,395)
Deferred revenue	(1,022)
	33,501
Goodwill arising on acquisition	37,458
	70,959
Satisfied by: Cash consideration	49,248
Issue of ordinary shares	21,711
	70,959



Notes to the Consolidated Cash Flow Statement (cont'd)

(b) Analysis of net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries

	2002 RMB million
Cash consideration	49,248
Cash and bank balances acquired	(5,339)
Amount due to immediate holding company	(15,176)
Net outflow of cash and cash equivalents in respect of the acquisition of subsidiaries	28,733

(c) Significant non-cash transactions

The Group incurred payables of RMB10,270,000,000 (2001: RMB8,679,000,000) and RMB1,190,000,000 (2001: RMB1,337,000,000) to equipment suppliers and banks respectively for additions of construction in progress during the year ended 31 December 2002.

On 18 June and 1 July 2002, the Group issued new shares to Vodafone Holdings (Jersey) Limited at HK$5,850,000,000 (equivalent to RMB6,205,000,000) and China Mobile Hong Kong (BVI) Limited ("CMHK (BVI)") at HK$20,458,000,000 (equivalent to RMB21,711,000,000) respectively as part of the consideration for the acquisition of the entire issued share capital of Anhui Mobile (BVI) Limited ("Anhui Mobile BVI"), Jiangxi Mobile (BVI) Limited ("Jiangxi Mobile BVI"), Chongqing Mobile (BVI) Limited ("Chongqing Mobile BVI"), Sichuan Mobile (BVI) Limited ("Sichuan Mobile BVI"), Hubei Mobile (BVI) Limited ("Hubei Mobile BVI"), Hunan Mobile (BVI) Limited ("Hunan Mobile BVI"), Shaanxi Mobile (BVI) Limited ("Shaanxi Mobile BVI") and Shanxi Mobile Communication (BVI) Limited ("Shanxi Mobile BVI").



(Expressed in Renminbi)

1 Significant accounting policies

(a) Statement of compliance

These accounts have been prepared in accordance with all applicable Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These accounts also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the accounts

The measurement basis used in the preparation of the accounts is historical cost.

(c) Subsidiaries

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Company has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated accounts, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated profit and loss account as they arise.

All significant intra-group balances and transactions, and any unrealised profit arising from intra-group transactions, are eliminated in preparing the consolidated accounts. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.



(Expressed in Renminbi)

1 Significant accounting policies (cont'd)

(d) Associates

An associate is an entity in which the Group has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

The Group's share of the post-acquisition results of its associates for the year is not considered material and therefore is not included in the consolidated profit and loss account. In the consolidated balance sheet, interest in associates is stated at cost less impairment losses (see note 1(i)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor, in which case, it is stated at fair value with changes in fair value recognised in the profit and loss account as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses (see note 1(i)); and

— for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated profit and loss account on a straight-line basis over 20 years. Positive goodwill is stated in the consolidated balance sheet at cost less accumulated amortisation and any impairment losses (see note 1(i)).

Negative goodwill arising on acquisitions of controlled subsidiaries represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated profit and loss account.

In respect of any negative goodwill not yet recognised in the consolidated profit and loss account, it is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill.



1 Significant accounting policies (cont'd)

(f) Other investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries and associates are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the profit and loss account, such provisions being determined for each investment individually.

(ii) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the profit and loss account as they arise.

(g) Fixed assets and depreciation

(i) Fixed assets are stated at cost less accumulated depreciation and impairment losses (see note 1(i)).

(ii) The cost of fixed assets comprises the purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after the fixed asset has been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the fixed asset, the expenditure is capitalised as an additional cost of the fixed asset.

(iii) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the profit and loss account on the date of retirement or disposal.

(iv) Depreciation is calculated to write-off the cost of fixed assets on a straight-line basis over their estimated useful lives, to residual values, as follows:

	Depreciable life	Residual value
Land use rights	Over the period of grant	—
Buildings	8 – 35 years	3%
Telecommunications transceivers, switching centres and other network equipment	7 years	3%
Office equipment, furniture and fixtures and others	4 – 18 years	3%



(Expressed in Renminbi)

1 Significant accounting policies (cont'd)

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases.

Where the Group acquires the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in the fixed assets and the corresponding liabilities, net of finance charges, are recorded as obligations under finance leases. Depreciation is provided at rates which write off the cost of the assets in equal annual amounts over the term of the relevant lease or, where it is likely the Company or Group will obtain ownership of the asset, the life of the asset, as set out in note 1(g). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(i). Finance charges implicit in the lease payments are charged to the profit and loss account over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

(i) Impairment of assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognised no longer exists or may have decreased:

— fixed assets;

— construction in progress;

— investments in subsidiaries and associates; and

— positive goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

(i) *Calculation of recoverable amount*

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).



1 Significant accounting policies (cont'd)

(i) Impairment of assets (cont'd)

(ii) *Reversals of impairment losses*

In respect of assets other than goodwill, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of impairment losses is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the profit and loss account in the year in which the reversals are recognised.

(j) Construction in progress

Construction in progress is stated at cost. Cost comprises direct costs of construction as well as interest expense and exchange differences capitalised during the periods of construction and installation. Capitalisation of these costs ceases and the construction in progress is transferred to fixed assets when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

(k) Inventories

Inventories, which consist primarily of handsets, SIM cards and accessories, are stated at the lower of cost and net realisable value. Cost represents purchase cost of goods calculated using the weighted average cost method. Net realisable value is determined by reference to the sales proceeds of items sold in the ordinary course of business after the balance sheet date or to management's estimates based on prevailing market conditions.

When inventories are sold, the carrying amount of those inventories is recognised as a deduction of other income due to its insignificance. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.



(Expressed in Renminbi)

1 Significant accounting policies (cont'd)

(l) Deferred revenue

Deferred revenue, which consists primarily of deferred revenue from prepaid service fees received from subscribers and deferred revenue from assignment of rights to income from subscribers with distributors of telecommunications services are stated in the balance sheet at the amount of consideration received according to the relevant assignment contracts if applicable, less income recognised in the profit and loss account up to the balance sheet date.

Revenue from prepaid service fees is recognised when the cellular services are rendered.

Income from assignment of rights is deferred and recognised on a straight-line basis over the relevant assignment period. For assignment contracts which the distributors surrender for early cancellation, the balance of the Group's deferred revenue in respect of those contracts is recognised as non-operating income in the profit and loss account when the assignment contracts are cancelled.

(m) Fixed rate notes, bonds and convertible notes

Fixed rate notes, bonds and convertible notes are stated in the balance sheet at face value, less unamortised discount arising thereon, if any. The discount is amortised on a straight-line basis over the period from the date of issue to the date of maturity.

(n) Deferred expenses

Deferred expenses comprise incidental costs incurred in relation to the issue of the fixed rate notes, bonds and convertible notes of the Group and are amortised on a straight-line basis over the periods from the date of issue to the date of maturity. In the event that the notes are redeemed prior to the maturity date, the unamortised expenses are charged immediately to the profit and loss account.

(o) Borrowing costs

Borrowing costs are expensed in the profit and loss account in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(p) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the profit and loss account as follows:

(i) usage fees are recognised as revenue when the service is rendered;

(ii) monthly fees are recognised as revenue in the month during which the service is rendered;

(iii) connection fees are recognised as revenue when receivable;



1 Significant accounting policies (cont'd)

(p) Revenue recognition (cont'd)

(iv) deferred revenue from prepaid services is recognised as income when the cellular telephone services are rendered upon actual usage by subscribers;

(v) deferred revenue from assignment of rights to income from subscribers is recognised on a straight-line basis over the duration of the assignment period;

(vi) interest income is recognised on a time proportion basis by reference to the principal outstanding and at the rate applicable; and

(vii) sales of SIM cards and handsets are recognised on delivery of goods to the buyer. Such revenue, net of cost of goods sold, is included in other net income due to its insignificance.

(q) Allowance for doubtful accounts

An allowance for doubtful accounts is provided based upon evaluation of the recoverability of the receivables at the balance sheet date.

(r) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates ruling at the balance sheet date. Exchange differences attributable to the translation of borrowings denominated in foreign currencies and used for financing the construction of fixed assets, are included in the cost of the related construction in progress. Exchange differences capitalised to construction in progress are immaterial for the periods presented. Other exchange gains and losses are recognised in the profit and loss account.

(s) Deferred taxation

Deferred taxation is provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which are expected with reasonable probability to crystallise in the foreseeable future. Future deferred tax benefits are not recognised unless their realisation is assured beyond reasonable doubt.

(t) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.



1 Significant accounting policies (cont'd)

(t) Provisions and contingent liabilities (cont'd)

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(u) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) The Company's contributions to the Mandatory Provident Funds, as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance, are recognised as an expense in the profit and loss account as incurred.

(iii) The employees of the subsidiaries participate in defined contribution retirement plans managed by the local government authorities whereby the subsidiaries are required to contribute to the schemes at fixed rates of the employees' salary costs. In addition to the local governmental defined contribution retirement plans, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs. The Group's contributions to these plans are charged to the profit and loss account when incurred. The subsidiaries have no obligation for the payment of retirement and other post-retirement benefits of staff other than the contributions described above.

(iv) When the Group grants employees options to acquire shares of the Company at nil consideration, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

(v) Termination benefits are recognised when, and only when the Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal.



1 Significant accounting policies (cont'd)

(v) Operating leases

Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

Where the Group has the use of assets under operating lease, payments made under the leases are charged to the profit and loss account in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the profit and loss account as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the profit and loss account in the accounting period in which they are incurred.

(w) Related parties

For the purposes of these accounts, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

All material related parties transactions have been disclosed in the relevant notes on the accounts.

(x) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(y) Segment reporting

A segment is a distinguishable component of the group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the People's Republic of China (the "PRC") and less than 10 per cent. of the Group's turnover and contribution to profit from operations were derived from activities outside the Group's cellular telephone and related services activities. There is no other geographical or business segment with segment assets equal to or greater than 10 per cent. of the Group's total assets.



2 Turnover

The principal activities of the Group are the provision of cellular telephone and related services in Guangdong, Zhejiang, Jiangsu, Fujian, Henan, Hainan, Shandong, Liaoning, Hebei, Anhui, Jiangxi, Sichuan, Hubei, Hunan, Shaanxi and Shanxi provinces, Beijing, Shanghai, Tianjin and Chongqing municipalities and Guangxi autonomous region of the PRC. The principal activity of the Company is investment holding.

Turnover represents usage fees, monthly fees, connection fees and other operating revenue derived from the Group's cellular telephone networks, net of PRC business tax and government surcharges. Business tax and government surcharges are charged at 3 to 3.3 per cent. of the corresponding revenue.

Other operating revenue mainly represents charges for wireless data and value added services, roaming in fees and interconnection revenue. Roaming in fees are received from China Mobile Communications Corporation ("China Mobile") in respect of calls made by non-subscribers using the Group's cellular telecommunications networks.

3 Other operating expenses

Other operating expenses primarily comprise selling and promotion expenses, provision for doubtful accounts, operating lease charges, maintenance charges, debt collection fees, spectrum charges and other miscellaneous expenses.

4 Other net income

Other net income mainly consists of the gross margin from sales of cellular telephone SIM cards and handsets.

	2002 RMB million	2001 RMB million
Sales of SIM cards and handsets	3,641	3,338
Cost of SIM cards and handsets	(1,955)	(1,744)
	1,686	1,594

5 Non-operating net income/(expenses)

	2002 RMB million	2001 RMB million
Exchange gain/(loss)	47	(39)
Penalty income on overdue accounts	192	165
Others	332	(132)
	571	(6)

In 2002, there is RMB255,000,000 included in others being gain recognised on deemed disposal of shareholding in a non-wholly owned subsidiary of the Company.



6 Profit from ordinary activities before taxation

Profit from ordinary activities before taxation is arrived at after charging/(crediting):

	2002 RMB million	2001 RMB million
(a) Finance costs:		
Interest on bank loans and other borrowings repayable within five years	759	1,064
Interest on bank loans and other borrowings repayable after five years	454	4
Interest on fixed rate notes	394	394
Interest on bonds	251	108
Interest on convertible notes	128	129
Finance charges on obligations under finance leases	47	129
Total borrowings costs	2,033	1,828
Less: Amount capitalised as construction in progress (Note)	(181)	(88)
	1,852	1,740

Note: Borrowing costs have been capitalised at a rate of 3.36 per cent. to 6.21 per cent. (2001: 4.57 per cent. to 8.16 per cent.) per annum for construction in progress.

	2002 RMB million	2001 RMB million
(b) Other items:		
Depreciation		
— owned assets	25,981	16,494
— assets held under finance leases	846	1,170
Loss on disposal of fixed assets	205	275
Amortisation of goodwill	936	—
Write off of fixed assets	96	—
Amortisation of deferred expenses	43	39
Operating lease charges in respect of		
— properties	1,188	890
— leased lines	5,287	5,005
— others	513	457
Contributions to defined contribution plans	451	287
Provision for doubtful accounts	1,749	1,737
Provision for obsolete inventories	32	—
Auditors' remuneration	40	26
Dividend income from investment securities	(25)	(43)



7 Directors' remuneration

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2002 RMB million	2001 RMB million
Fees	3	2
Salaries, allowances and benefits in kind	8	8
Retirement scheme contributions	1	1
Performance related bonuses	3	3
	15	14

Included in the directors' remuneration were fees of RMB737,000 (2001: RMB543,000) paid to the independent non-executive directors during the year, including fees for serving on the audit committee and remuneration committee of amount RMB171,000 (2001: Nil).

In addition to the above emoluments, certain directors were granted share options under the Company's share option scheme. The details of these benefits in kind are disclosed under the paragraph "Share option scheme" in the report of the directors and note 31.

The number of directors whose remuneration from the Group falls within the following bands is set out below:

	2002	2001
HK$ equivalent		
Nil to 1,000,000	7	9
1,000,001 to 1,500,000	4	1
1,500,001 to 2,000,000	1	—
2,000,001 to 2,500,000	2	1
2,500,001 to 3,000,000	—	2

8 Five highest paid individuals

Of the five highest paid individuals in 2002, three (2001: three) are directors of the Company and their remuneration has been included in Note 7 above. The remuneration of each of the remaining two highest paid individuals falls within the band from HK$1,500,001 to HK$2,000,000 (2001: from HK$1,500,001 up to HK$2,500,000) and their aggregate remuneration is as follows:

	2002 RMB million	2001 RMB million
Salaries, allowances and benefits in kind	3	3
Performance related bonuses	1	1
	4	4

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office.



9 Taxation

(a) Taxation in the consolidated profit and loss account represents:

	2002 RMB million	2001 RMB million
Provision for PRC enterprise income tax on the estimated taxable profits for the year	17,724	12,153
Over-provision in respect of PRC enterprise income tax for prior year	(14)	(20)
	17,710	12,133
Transfer (to)/from deferred tax (note 19(a))	(1,476)	1,570
	16,234	13,703

(i) No provision has been made for Hong Kong profits tax as there were no estimated Hong Kong assessable profits for the years ended 31 December 2002 and 2001.

(ii) The provision for the PRC enterprise income tax is based on a statutory rate of 33 per cent. of the assessable profit of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC during the year, except for certain subsidiaries of the Company and certain operations of the subsidiaries located within special economic zones in the PRC, which enjoy a preferential rate of 30 per cent. and 15 per cent. respectively.

(b) Taxation in the balance sheets represents:

	The Group	
	2002 RMB million	2001 RMB million
Provision for PRC enterprise income tax for the year	17,724	12,153
Balance of PRC enterprise income tax payable relating to prior year	193	455
Balance of PRC enterprise income tax payable arising on acquisition of subsidiaries	512	—
PRC enterprise income tax paid	(11,861)	(6,605)
	6,568	6,003



10 Profit attributable to shareholders

The consolidated profit attributable to shareholders includes a loss of RMB1,350,000,000 (2001: loss of RMB972,000,000) which has been dealt with in the accounts of the Company.

Reconciliation of the above amount to the Company's profit for the year:

	2002 RMB million	2001 RMB million
Amount of consolidated profit attributable to shareholders dealt with in the Company accounts	(1,350)	(972)
Final dividends from subsidiaries attributable to the profits of the previous financial year, approved and paid during the year	18,000	4,863
Company's profit for the year (note 32)	16,650	3,891

11 Dividends

Dividends attributable to the year:

	2002 RMB million	2001 RMB million
Final dividend proposed after the balance sheet date of HK$0.32 (equivalent to RMB0.34) (2001: Nil) per share	6,678	—

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

12 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share for the year is based on the profit attributable to shareholders of RMB32,742,000,000 (2001: RMB28,015,000,000) and the weighted average of 19,151,322,221 shares (2001: 18,605,371,320 shares) in issue during the year.

(b) Diluted earnings per share

The calculation of diluted earnings per share for the year is based on the adjusted profit attributable to shareholders of RMB32,870,000,000 (2001: RMB28,144,000,000), after adding back the interest expense on the convertible notes, and the weighted average number of 19,243,049,749 shares (2001: 18,698,023,159 shares) issued and issuable after adjusting for the effects of all dilutive potential ordinary shares, as if all the outstanding share options and convertible notes issued by the Company had been exercised or converted into ordinary shares at the date of issue.



12 Earnings per share (cont'd)

(c) Reconciliations

	2002 RMB million	2001 RMB million
Profit attributable to shareholders used in calculating basic earnings per share	32,742	28,015
Interest expense on the convertible notes	128	129
Profit attributable to shareholders used in calculating diluted earnings per share	32,870	28,144

	2002 Number of shares	2001 Number of shares
Weighted average number of ordinary shares used in calculating basic earnings per share	19,151,322,221	18,605,371,320
Deemed issue of ordinary shares for no consideration	91,727,528	92,651,839
Weighted average number of ordinary shares used in calculating diluted earnings per share	19,243,049,749	18,698,023,159



13 Fixed assets

(a) The Group

	Land use rights and buildings RMB million	Tele-communications transceivers, switching centres and other network equipment RMB million	Office equipment, furniture and fixtures and others RMB million	Total RMB million
Cost:				
At 1 January 2002	10,594	127,392	6,095	144,081
Acquired on acquisition of subsidiaries	4,544	39,744	1,515	45,803
Additions	133	1,417	465	2,015
Transferred from construction in progress	3,932	36,014	2,114	42,060
Disposals	(21)	(1,593)	(582)	(2,196)
Assets written-off	—	(437)	(7)	(444)
At 31 December 2002	19,182	202,537	9,600	231,319
Accumulated depreciation:				
At 1 January 2002	639	35,964	2,270	38,873
Acquired on acquisition of subsidiaries	85	1,906	147	2,138
Charge for the year	701	24,749	1,377	26,827
Written back on disposals	(9)	(1,030)	(541)	(1,580)
Assets written-off	—	(344)	(4)	(348)
At 31 December 2002	1,416	61,245	3,249	65,910
Net book value:				
At 31 December 2002	17,766	141,292	6,351	165,409
At 31 December 2001	9,955	91,428	3,825	105,208



13 Fixed assets (cont'd)

(b) The Company

	Office equipment, furniture and fixtures and others RMB million
Cost:	
At 1 January 2002 and at 31 December 2002	7
Accumulated depreciation:	
At 1 January 2002	3
Charge for the year	1
At 31 December 2002	4
Net book value:	
At 31 December 2002	3
At 31 December 2001	4

(c) The analysis of net book value of land use rights and buildings is as follows:

	The Group	
	2002 RMB million	2001 RMB million
Long leases	717	1,638
Medium-term leases	16,967	8,247
Short-term leases	82	70
	17,766	9,955

All of the Group's buildings are located outside Hong Kong.

(d) The net book value of fixed assets of the Group includes an amount of RMB111,000,000 (2001: RMB6,836,000,000) in respect of assets held under finance leases.

(e) The Group leases certain telecommunications equipment under finance leases. None of the leases includes contingent rentals.

14 Construction in progress

Construction in progress comprises expenditure incurred on the network expansion projects and construction of office buildings not yet completed at 31 December 2002.



15 Goodwill

	The Group	
	Goodwill RMB million	Positive goodwill carried in reserves RMB million
Cost:		
At 1 January 2002	—	297,605
Addition arising on acquisition of subsidiaries	37,458	—
At 31 December 2002	37,458	297,605
Accumulated amortisation:		
At 1 January 2002	—	—
Amortisation for the year	936	—
At 31 December 2002	936	—
Carrying amount:		
At 31 December 2002	36,522	297,605
At 31 December 2001	—	297,605

16 Investments in subsidiaries

	The Company	
	2002 RMB million	2001 RMB million
Unlisted equity investments, at cost	438,012	367,219

Pursuant to a resolution passed at the extraordinary general meeting held on 24 June 2002, the Company acquired the entire issued share capital of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI from CMHK (BVI). The acquisition was completed on 1 July 2002. The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile Communication Company Limited ("Anhui Mobile"), Jiangxi Mobile Communication Company Limited ("Jiangxi Mobile"), Chongqing Mobile Communication Company Limited ("Chongqing Mobile"), Sichuan Mobile Communication Company Limited ("Sichuan Mobile"), Hubei Mobile Communication Company Limited ("Hubei Mobile"), Hunan Mobile Communication Company Limited ("Hunan Mobile"), Shaanxi Mobile Communication Company Limited ("Shaanxi Mobile") and Shanxi Mobile Communication Company Limited ("Shanxi Mobile"), respectively, at a consideration of US$8,573,000,000 (equivalent to RMB70,959,000,000).



16 Investments in subsidiaries (cont'd)

Amounts due from/to subsidiaries under current assets and liabilities are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business. Amount due to subsidiary included under non-current liabilities represents amount due to Guangdong Mobile Communication Company Limited ("Guangdong Mobile") in relation to the guaranteed bonds, which is unsecured, interest bearing and repayable over one year (note 25(f)).

Details of the subsidiaries are as follows:

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by subsidiary	Principal activity
Guangdong Mobile*	PRC	RMB5,594,840,700	100%	—	Cellular telephone operator
Zhejiang Mobile Communication Company Limited*	PRC	RMB2,117,790,000	100%	—	Cellular telephone operator
Jiangsu Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Jiangsu Mobile Communication Company Limited*	PRC	RMB2,800,000,000	—	100%	Cellular telephone operator
Fujian Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Fujian Mobile Communication Company Limited*	PRC	RMB5,247,480,000	—	100%	Cellular telephone operator
Henan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Henan Mobile Communication Company Limited*	PRC	RMB4,367,733,641	—	100%	Cellular telephone operator
Hainan Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company



(Expressed in Renminbi)

16 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by subsidiary	Principal activity
Hainan Mobile Communication Company Limited*	PRC	RMB643,000,000	—	100%	Cellular telephone operator
Beijing Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Beijing Mobile Communication Company Limited*	PRC	RMB6,124,696,053	—	100%	Cellular telephone operator
Shanghai Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Shanghai Mobile Communication Company Limited*	PRC	RMB6,038,667,706	—	100%	Cellular telephone operator
Tianjin Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Tianjin Mobile Communication Company Limited*	PRC	RMB2,151,035,483	—	100%	Cellular telephone operator
Hebei Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Hebei Mobile Communication Company Limited* ("Hebei Mobile")	PRC	RMB4,314,668,600	—	100%	Cellular telephone operator
Liaoning Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Liaoning Mobile Communication Company Limited*	PRC	RMB5,140,126,680	—	100%	Cellular telephone operator
Shandong Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company



16 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest — Held by the Company	Proportion of ownership interest — Held by subsidiary	Principal activity
Shandong Mobile Communication Company Limited*	PRC	RMB6,341,851,146	—	100%	Cellular telephone operator
Guangxi Mobile (BVI) Limited	BVI	1 share at HK$1	100%	—	Investment holding company
Guangxi Mobile Communication Company Limited*	PRC	RMB2,340,750,100	—	100%	Cellular telephone operator
Anhui Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Anhui Mobile*	PRC	RMB4,099,495,494	—	100%	Cellular telephone operator
Jiangxi Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Jiangxi Mobile*	PRC	RMB2,932,824,234	—	100%	Cellular telephone operator
Chongqing Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Chongqing Mobile*	PRC	RMB3,029,645,401	—	100%	Cellular telephone operator
Sichuan Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Sichuan Mobile*	PRC	RMB7,483,625,572	—	100%	Cellular telephone operator
Hubei Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Hubei Mobile*	PRC	RMB3,961,279,556	—	100%	Cellular telephone operator



(Expressed in Renminbi)

16 Investments in subsidiaries (cont'd)

Name of company	Place of incorporation and operation	Particulars of issued and paid up capital	Proportion of ownership interest Held by the Company	Proportion of ownership interest Held by subsidiary	Principal activity
Hunan Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Hunan Mobile*	PRC	RMB4,015,668,593	—	100%	Cellular telephone operator
Shaanxi Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Shaanxi Mobile*	PRC	RMB3,171,267,431	—	100%	Cellular telephone operator
Shanxi Mobile BVI	BVI	1 share at HK$1	100%	—	Investment holding company
Shanxi Mobile*	PRC	RMB2,773,448,313	—	100%	Cellular telephone operator
China Mobile (Shenzhen) Limited*	PRC	US$30,000,000	100%	—	Corporate operation controller
Aspire Holdings Limited	Cayman Islands	HK$93,964,583	66.41%	—	Investment holding company
Aspire (BVI) Limited	BVI	US$1,000	—	100%	Investment holding company
Aspire Technologies (Shenzhen) Limited*	PRC	US$1,500,000	—	100%	Technology platform development and maintenance
Aspire Information Network (Shenzhen) Limited*	PRC	US$1,500,000	—	100%	Provision of mobile data solutions, system integration and development

* *Companies registered as wholly-foreign owned enterprises in the PRC.*

99



17 Interest in associates

	The Group	
	2002 RMB million	2001 RMB million
Unlisted shares, at cost	37	37
Capital contributions, at cost	9	9
	46	46
Less: Provision for impairment	(30)	(30)
	16	16

Details of the associates, all of which are unlisted corporate entities, are as follows:

Name of associate	Place of incorporation and operation	Proportion of ownership interest held by subsidiary	Principal activity
China Motion United Telecom Limited	Hong Kong	30%	Provision of telecommunication services
Shenzhen China Motion Telecom United Limited	PRC	30%	Provision of telecommunication services
Fujian Nokia Mobile Communication Technology Company Limited	PRC	50%	Network planning and optimising construction-testing and supervising, technology support, development and training of Nokia GSM 900/1800 Mobile Communication System

18 Investment securities

	The Group	
	2002 RMB million	2001 RMB million
Unlisted equity securities in the PRC, at cost	77	77

19 Deferred tax

(a) Movements on deferred taxation comprise:

	The Group	
	2002 RMB million	2001 RMB million
Balance at 1 January	1,476	3,046
Acquired on acquisition of subsidiaries	619	—
Transfer from/(to) the profit and loss account (Note 9(a))	1,476	(1,570)
Balance at 31 December	3,571	1,476



19 Deferred tax (cont'd)

(b) Deferred tax of the Group provided for is as follows:

	The Group	
	2002 RMB million	2001 RMB million
Deferred tax assets:		
Provision for obsolete inventories	16	4
Write-down and write-off of fixed assets relating to network equipment	200	171
Amortisation of deferred revenue	154	140
Income recognition on prepaid service fee	3,259	1,161
	3,629	1,476
Deferred tax liabilities:		
Capitalised interest	(58)	—
Net deferred tax assets	3,571	1,476
Less: Current portion of net deferred tax assets	(3,116)	(1,362)
	455	114

(c) Deferred tax assets of the Group not provided for is as follows:

	The Group	
	2002 RMB million	2001 RMB million
Provision for doubtful accounts	1,362	1,204

20 Deferred expenses

	The Group and the Company	
	2002 RMB million	2001 RMB million
Balance at 1 January	180	164
Additions during the year	53	55
Less: Amortisation for the year	(43)	(39)
Balance at 31 December	190	180

21 Amounts due from/to ultimate holding company and amount due to immediate holding company

Amounts due from/to ultimate holding company are unsecured, non-interest bearing, repayable on demand and arose in the ordinary course of business (see note 33).



21 Amounts due from/to ultimate holding company and amount due to immediate holding company (cont'd)

At 31 December 2002, amount due to immediate holding company included in non-current liabilities primarily represented the balance of the purchase consideration for acquisition of subsidiaries as described in note 16, which is unsecured, bears interest at the rate of two year US dollar LIBOR swap rate per annum (at 31 December 2002: 3.801 per cent.) and is not expected to be settled within one year. The balance is due on 1 July 2017 and is subordinated to other senior debts owed by the Company from time to time including the fixed rate notes and convertible notes. The Company may make early payment of all or part of the balance at any time before the date without penalty.

The current portion of amount due to immediate holding company represented interest payable on the unpaid balance of the purchase consideration, which is expected to be settled within one year.

22 Accounts receivable

Accounts receivable, net of provision for doubtful accounts, are all outstanding for less than three months with the following ageing analysis:

	The Group	
	2002 **RMB million**	**2001** **RMB million**
Within 30 days	**5,150**	5,100
31 – 60 days	**580**	443
61 – 90 days	**336**	185
	6,066	5,728

Balances are due for payment within one month from date of billing. Customers with balances that are overdue or exceed credit limits are required to settle all outstanding balances before any further phone calls can be made.

23 Other receivables

Included in other receivables as at 31 December 2002 are amounts due from the PRC fixed line telephone services providers, including China Telecommunications Corporation ("China Telecom") and its subsidiaries (collectively the "China Telecom Group") and China Network Communications Group Corporation ("China Netcom") and its subsidiaries (collectively the "China Netcom Group"), totalling RMB227,000,000 (2001: RMB108,000,000), representing primarily revenue collected on behalf of the Group. These balances are unsecured, non-interest bearing and repayable within one year.



24 Cash and cash equivalents

	The Group		The Company	
	2002 RMB million	2001 RMB million	2002 RMB million	2001 RMB million
Deposits with banks	5,004	3,818	2,417	3,223
Cash at banks and in hand	27,571	18,003	9	12
	32,575	21,821	2,426	3,235

25 Bank loans and other interest-bearing borrowings

(a) The Group

		2002			2001		
	Note	Current liabilities RMB million	Non-current liabilities RMB million	Total RMB million	Current liabilities RMB million	Non-current liabilities RMB million	Total RMB million
Bank loans	(c)	6,243	2,613	8,856	4,319	5,680	9,999
Other loans	(c)	1,889	10,063	11,952	212	247	459
Fixed rate notes	(d)	—	4,961	4,961	—	4,956	4,956
Convertible notes	(e)	—	5,711	5,711	—	5,708	5,708
Bonds	(f)	—	13,000	13,000	—	5,000	5,000
		8,132	36,348	44,480	4,531	21,591	26,122

All of the above bank and other loans are unsecured.

Other loans include designated loans borrowed from China Mobile, the ultimate holding company, totalling RMB11,680,000,000 (2001: Nil), which bear interest at various rates between 3.45 per cent. to 3.57 per cent. per annum with maturities in 2003 to 2004.

Other loans, excluding designated loans borrowed from China Mobile, bear interest at various rates between 3.36 per cent. to 7.50 per cent. (2001: 4.36 per cent. to 8.24 per cent.) per annum with maturities in 2003 to 2004.



25 Bank loans and other interest-bearing borrowings (cont'd)

(b) The Company

	Note	2002 Current liabilities RMB million	2002 Non-current liabilities RMB million	2002 Total RMB million	2001 Current liabilities RMB million	2001 Non-current liabilities RMB million	2001 Total RMB million
Fixed rate notes	(d)	—	4,961	4,961	—	4,956	4,956
Convertible notes	(e)	—	5,711	5,711	—	5,708	5,708
		—	10,672	10,672	—	10,664	10,664

(c) The Group's long-term bank and other loans were repayable as follows:

	The Group		
	Bank loans RMB million	Other loans RMB million	Total RMB million
At 31 December 2002:			
On demand or within one year (Note 25(a))	4,278	165	4,443
After one year but within two years	1,561	10,063	11,624
After two years but within five years	1,022	—	1,022
After five years	30	—	30
	2,613	10,063	12,676
	6,891	10,228	17,119
At 31 December 2001:			
On demand or within one year (Note 25(a))	2,617	212	2,829
After one year but within two years	3,377	165	3,542
After two years but within five years	2,233	82	2,315
After five years	70	—	70
	5,680	247	5,927
	8,297	459	8,756

The current portion of long-term bank and other loans are included in the current liabilities of bank and other loans as set out in note 25(a) above.



(Expressed in Renminbi)

25 Bank loans and other interest-bearing borrowings (cont'd)

(d) Fixed rate notes

On 2 November 1999, the Company issued unsecured fixed rate notes (the "notes") with a principal amount of US$600,000,000 at an issue price equal to 99.724 per cent. of the principal amount of the notes, due on 2 November 2004. The notes bear interest at the rate of 7.875 per cent. per annum and such interest is payable semi-annually on 2 May and 2 November of each year, commencing 2 May 2000.

(e) Convertible notes

(i) On 3 November 2000, the Company issued convertible notes (the "Notes") in an aggregate principal amount of US$690,000,000 at an issue price equal to 100 per cent. of the principal amount of the Notes. The Notes bear interest at the rate of 2.25 per cent. per annum, payable semi-annually on 3 May and 3 November of each year commencing 3 May 2001. Unless previously redeemed, converted or purchased and cancelled, the Notes will be redeemed at 100 per cent. of the principal amount, plus any accrued and unpaid interest on 3 November 2005. The Notes are unsecured, senior and unsubordinated obligations of the Company.

(ii) The Notes are convertible at any time on or after 3 December 2000 and before the close of business on the third business day prior to the earlier of (1) the maturity date of 3 November 2005 or (2) the redemption date fixed for early redemption, at an initial conversion price, subject to adjustment in certain events, of HK$59.04 per share.

(iii) During the year, no Notes were converted into ordinary shares of the Company.

(f) Bonds

(i) On 18 June 2001, Guangdong Mobile issued guaranteed bonds with a principal amount of RMB5,000,000,000 (the "Ten-year Bonds") at an issue price equal to the face value of the bonds.

The Ten-year Bonds bear interest at a floating rate, adjusted annually from the first day of each interest payable year and payable annually. The bonds, redeemable at 100 per cent. of the principal amount, will mature on 18 June 2011 and the interest will be accrued up to 17 June 2011. Incidental costs incurred in relation to the issue of the bonds are amortised on a straight-line basis over the period from the date of issue to the date of maturity.



25 Bank loans and other interest-bearing borrowings (cont'd)

(f) Bonds (cont'd)

(ii) On 28 October 2002, Guangdong Mobile issued five-year guaranteed bonds (the "Five-year Bonds") and fifteen-year guaranteed bonds (the "Fifteen-year Bonds"), with a principal amount of RMB3,000,000,000 and RMB5,000,000,000 respectively, at an issue price equal to the face value of the bonds.

The Five-year Bonds and the Fifteen-year Bonds bear interest at the rate of 3.5 per cent. per annum and 4.5 per cent. per annum respectively and payable annually. They are redeemable at 100 per cent. of the principal amount and will mature on 28 October 2007 and 28 October 2017 and the interest will be accrued up to 27 October 2007 and 27 October 2017 respectively.

The Company has issued a joint and irrevocable guarantee (the "Guarantee") for the performance of the above bonds. China Mobile has also issued a further guarantee in relation to the performance by the Company of its obligations under the Guarantee.

26 Obligations under finance leases

As at 31 December 2002, the Group had obligations under finance leases repayable as follows:

	The Group					
	2002			2001		
	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total minimum lease payments RMB million	Present value of the minimum lease payments RMB million	Interest expense relating to future periods RMB million	Total minimum lease payments RMB million
Within 1 year	68	3	71	908	61	969
After 1 year but within 2 years	—	—	—	506	24	530
After 2 years but within 5 years	—	—	—	306	5	311
	—	—	—	812	29	841
	68	3	71	1,720	90	1,810



27 Accounts payable

Accounts payable primarily includes payables for network expansion projects expenditure, leased lines and interconnection expenses. Included in accounts payable as at 31 December 2002 are amounts due to China Telecom Group and China Netcom Group totalling RMB2,119,000,000 (2001: RMB1,725,000,000), representing primarily payables for leased lines and interconnection expenses.

The ageing analysis of accounts payable as at 31 December is as follows:

	The Group	
	2002 RMB million	2001 RMB million
Amounts payable in the next:		
1 month or on demand	10,904	5,964
2 – 3 months	2,160	1,634
4 – 6 months	2,599	1,022
7 – 9 months	1,594	1,049
10 – 12 months	1,994	1,648
	19,251	11,317



28 Deferred revenue

Deferred revenue includes primarily prepaid service fees received from subscribers which is recognised as income when the cellular telephone services are rendered upon actual usage by subscribers.

Deferred revenue also includes income from assignment of rights. The balance at year end represents the unamortised portion of proceeds received by Guangdong Mobile from certain distributors of telecommunications services pursuant to agreements under which Guangdong Mobile sold certain mobile phone numbers to these distributors at RMB9,167 each, in return for assigning to such distributors the rights to certain revenue such as usage fees, monthly fees, connection fees, telephone number selection fees and 50 per cent. of value-added services fees from those subscribers over a period of seven years. The distributors have no recourse to the Group under the relevant agreements and the Group retains no credit risk from such subscribers during the seven-year period. The proceeds received by Guangdong Mobile have been accounted for as deferred revenue and are amortised over a period of seven years. After the expiration of the relevant agreements, the rights to income from these subscribers will revert to the Group.

	The Group	
	2002 **RMB million**	**2001** **RMB million**
Balance at 1 January	**4,237**	3,654
Additions on acquisition of subsidiaries	**1,022**	—
Additions during the year	**35,907**	23,191
Recognised in profit and loss account	**(33,537)**	(22,608)
Balance at 31 December	**7,629**	4,237
Less: Current portion	**(6,760)**	(3,417)
Non-current portion	**869**	820



(Expressed in Renminbi)

29 Employee retirement benefits

(a) As stipulated by the regulations of the PRC, the subsidiaries in the PRC participate in basic defined contribution pension plans organised by their respective Municipal Governments under which they are governed.

Employees in the PRC are entitled to retirement benefits equal to a fixed proportion of their salary at their normal retirement age. The Group has no other material obligation for payment of basic retirement benefits beyond the annual contributions which are calculated at a rate based on the salaries, bonuses and certain allowances of its employees.

Other than the above, certain subsidiaries also participate in supplementary defined contribution retirement plans managed by independent insurance companies whereby the subsidiaries are required to make contributions to the retirement plans at fixed rates of the employees' salary costs.

(b) The Group also operates a Mandatory Provident Fund Scheme ("the MPF scheme") under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF scheme is a defined contribution retirement scheme administered by independent trustees. Under the MPF scheme, the employer and its employees are each required to make contributions to the scheme at 5 per cent. of the employees' relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the scheme vest immediately.



30 Share capital

	The Group	
	2002 HK$ million	**2001 HK$ million**
Authorised:		
30,000,000,000 ordinary shares of HK$0.10 each	**3,000**	3,000

Issued and fully paid:

	2002			2001		
	No. of shares	**HK$ million**	**RMB equivalent RMB million**	**No. of shares**	**HK$ million**	**RMB equivalent RMB million**
At 1 January	**18,605,405,241**	**1,861**	**1,986**	18,605,312,241	1,861	1,986
Issue of new shares	**236,634,212**	**24**	**25**	—	—	—
Issue of consideration shares for acquisition of subsidiaries	**827,514,446**	**82**	**88**	—	—	—
Shares issued under share option scheme (Note 31)	**2,100,000**	**—**	**—**	93,000	—	—
At 31 December	**19,671,653,899**	**1,967**	**2,099**	18,605,405,241	1,861	1,986

Pursuant to a resolution passed at a directors' meeting held on 16 May 2002, the Company issued 236,634,212 ordinary shares of HK$0.10 each to Vodafone Holdings (Jersey) Limited, at a consideration of HK$24.7217 per share, for financing the acquisition of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI.

Pursuant to an ordinary resolution passed at an extraordinary general meeting held on 24 June 2002, 827,514,446 ordinary shares of HK$0.10 each were issued and credited as fully paid to CMHK (BVI) at HK$24.7217 per share as part of the consideration of the acquisition.



(Expressed in Renminbi)

31 Equity compensation benefits

Pursuant to a resolution passed at an annual general meeting held on 24 June 2002, the share option scheme established on 8 October 1997 (the "Old Scheme") was terminated and a new share option scheme (the "New Scheme") was adopted.

Under the Old Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors of the Company or any of its subsidiaries, to take up options to subscribe for shares of the Company. Under the New Scheme, the directors of the Company may, at their discretion, invite employees, including executive directors and non-executive directors, of the Company, any of its holding companies and any of their respective subsidiaries and any entity in which the Company or any of its subsidiaries holds any equity interest, to take up options to subscribe for shares of the Company.

The maximum aggregate number of shares which can be subscribed pursuant to options that are or may be granted under the above schemes equals to 10 per cent. of the total issued share capital of the Company as at the date of adoption of the New Scheme. The consideration payable for the grant of each option is HK$1.00.

For options granted before 1 September 2001 under the Old Scheme, the exercise price of options was determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the higher of:

(i) the nominal value of a share; and

(ii) 80 per cent. of the average of the closing prices of the share on The Stock Exchange of Hong Kong Limited (the "SEHK") on the five trading days immediately preceding the date on which the option was granted.

With effect from 1 September 2001, the SEHK requires that the exercise price of options to be at least the higher of the nominal value of a share, the closing price of the shares on the SEHK on the date on which the option was granted and the average closing prices of the shares on the SEHK for the five trading days immediately preceding the date on which the option was granted.

During the year ended 31 December 2002, no options were granted under the Old Scheme.

For options granted under the New Scheme, the exercise price of options shall be determined by the directors of the Company at their discretion provided that such price may not be set below a minimum price which is the highest of:

(i) the nominal value of a share;

(ii) the closing price of the shares on the SEHK on the date on which the option was granted; and

(iii) the average closing prices of the shares on the SEHK for five trading days immediately preceding the date on which the option was granted.



31 Equity compensation benefits (cont'd)

Under both the Old Scheme and the New Scheme, the term of the option is determined by the directors at their discretion, provided that all options shall be exercised within 10 years after the adoption of the scheme (in the case of the Old Scheme) and within 10 years after the date on which the option is granted (in the case of the New Scheme).

During the year ended 31 December 2002, share options involving a total number 150,476,500 ordinary shares were granted under the New Scheme to certain directors and employees of the Company.

(a) Movements in share options

	The Group	
	2002 Number of shares involved in the options	**2001** Number of shares involved in the options
At 1 January	115,851,000	40,316,000
Issued	150,476,500	76,773,000
Exercised	(2,100,000)	(93,000)
Cancelled	(1,257,000)	(1,145,000)
At 31 December	262,970,500	115,851,000
Options vested at 31 December	22,161,000	5,600,000

(b) Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise period	Exercise price	2002 Number of shares involved in the options	2001 Number of shares involved in the options
9 March 1998	9 March 1998 to 8 March 2006	HK$11.10	—	2,100,000
26 November 1999	26 November 1999 to 7 October 2007	HK$33.91	**3,500,000**	3,500,000
26 November 1999	26 November 2002 to 7 October 2007	HK$33.91	**3,500,000**	3,500,000
25 April 2000	25 April 2002 to 7 October 2007	HK$45.04	**15,161,000**	15,264,000
25 April 2000	25 April 2005 to 7 October 2007	HK$45.04	**15,161,000**	15,264,000
22 June 2001	22 June 2003 to 7 October 2007	HK$32.10	**37,719,750**	38,111,500
22 June 2001	22 June 2006 to 7 October 2007	HK$32.10	**37,719,750**	38,111,500
3 July 2002	3 July 2004 to 2 July 2012	HK$22.85	**75,104,500**	—
3 July 2002	3 July 2007 to 2 July 2012	HK$22.85	**75,104,500**	—
			262,970,500	115,851,000



31 Equity compensation benefits (cont'd)

(c) Details of share options granted during the year

Exercise period	Exercise price	2002 Number of shares involved in the options	2001 Number of shares involved in the options
22 June 2003 to 7 October 2007	HK$32.10	—	38,386,500
22 June 2006 to 7 October 2007	HK$32.10	—	38,386,500
3 July 2004 to 2 July 2012	HK$22.85	**75,238,250**	—
3 July 2007 to 2 July 2012	HK$22.85	**75,238,250**	—

(d) Details of share options exercised during the year

Exercise date	Exercise price	Market value per share at exercise date	Proceeds received	Number of shares involved in the options
3 July 2002	HK$11.10	HK$22.85	HK$23,310,000	2,100,000

32 Reserves

(a) The Group

	Share premium RMB million	Capital reserve RMB million	General reserve RMB million	PRC statutory reserves RMB million	Retained profits RMB million	Total RMB million
At 1 January 2001	347,007	(296,470)	72	12,643	18,522	81,774
Shares issued under share option scheme	4	—	—	—	—	4
Net profit for the year	—	—	—	—	28,015	28,015
Transfer to PRC statutory reserves	—	—	—	5,033	(5,033)	—
At 31 December 2001	347,011	(296,470)	72	17,676	41,504	109,793
At 1 January 2002	347,011	(296,470)	72	17,676	41,504	109,793
Issue of new shares	6,180	—	—	—	—	6,180
Issue of consideration shares for acquisition of subsidiaries	21,623	—	—	—	—	21,623
Expenses incurred in connection with the issue of consideration shares	(259)	—	—	—	—	(259)
Shares issued under share option scheme (Note 31)	24	—	—	—	—	24
Net profit for the year	—	—	—	—	32,742	32,742
Transfer to PRC statutory reserves	—	—	—	7,038	(7,038)	—
At 31 December 2002	374,579	(296,470)	72	24,714	67,208	170,103



32 Reserves (cont'd)

(b) The Company

	Share premium RMB million	General reserve RMB million	Retained profits RMB million	Total RMB million
At 1 January 2001				
— as previously reported	347,007	72	7,680	354,759
— prior year adjustment in respect of dividend income	—	—	(4,863)	(4,863)
— as restated	347,007	72	2,817	349,896
Shares issued under share option scheme	4	—	—	4
Net profit for the year	—	—	3,891	3,891
At 31 December 2001	347,011	72	6,708	353,791
At 1 January 2002	347,011	72	6,708	353,791
Issue of new shares	6,180	—	—	6,180
Issue of consideration shares for acquisition of subsidiaries	21,623	—	—	21,623
Expenses incurred in connection with the issue of new shares	(259)	—	—	(259)
Shares issued under share option scheme	24	—	—	24
Net profit for the year (Note 10)	—	—	16,650	16,650
At 31 December 2002	374,579	72	23,358	398,009

At 31 December 2002, the amount of distributable reserves of the Company amounted to RMB23,430,000,000 (2001: RMB6,780,000,000).

Share premium

The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

Capital reserve

At 31 December 2002, debit balance of capital reserve is primarily the result of the elimination of goodwill arising on the acquisition of subsidiaries against the capital reserve in previous years.

PRC statutory reserves

PRC statutory reserves include general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund.



(Expressed in Renminbi)

32 Reserves (cont'd)

(b) The Company (cont'd)

PRC statutory reserves

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10 per cent. of their profit after taxation, as determined under accounting principles generally accepted in the PRC ("PRC GAAP") to the general reserve until the balance of the general reserve is equal to 50 per cent. of their registered capital. Moreover, they are required to transfer a certain percentage of their profit after taxation, as determined under PRC GAAP, to the enterprise expansion fund. During the year, appropriations were made by each of the above subsidiaries to the general reserve and the enterprise expansion fund each at 10 per cent. of their profit after taxation determined under PRC GAAP.

The general reserve can be used to make good losses and to increase the capital of the subsidiaries while the enterprise expansion fund can be used to increase the capital of the subsidiaries, to acquire fixed assets and to increase current assets.

Statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into paid-up capital, provided that the balance after such conversion is not less than 25 per cent. of the registered capital of the subsidiaries. Statutory public welfare fund can only be utilised on capital items for the collective benefits of the employees such as the construction of staff quarters and other staff welfare facilities. This reserve is non-distributable other than in liquidation.

At 31 December 2002, the balances of the general reserve, enterprise expansion fund, statutory surplus reserve and statutory public welfare fund were RMB9,577,000,000 (2001: RMB5,766,000,000), RMB14,905,000,000 (2001: RMB11,590,000,000), RMB99,000,000 (2001: RMB181,000,000) and RMB133,000,000 (2001: RMB139,000,000), respectively.

33 Related party transactions

(a) Companies are considered to be related if one company has the ability, directly or indirectly, to control the other company or exercise significant influence over the other company in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence.



33 Related party transactions (cont'd)

The Group has also significant transactions with China Mobile (the Company's ultimate holding company) and its subsidiaries, other than the Group, (the "China Mobile Group"). The following is a summary of principal related party transactions carried out by the Group with China Mobile Group for the years ended 31 December 2002 and 2001. The majority of these transactions also constitute connected transactions under the Listing Rules. Further details of these transactions are disclosed under the paragraph "Connected transactions which are the subject of exemption under the Listing Rules" in the directors' report.

	Note	2002 RMB million	2001 RMB million
Interconnection revenue	(i)	2,329	1,793
Interconnection charges	(ii)	2,290	1,772
Leased line charges	(iii)	484	278
Roaming revenue	(iv)	5,838	4,688
Roaming expenses	(v)	6,043	4,559
Spectrum fees	(vi)	224	18
Operating lease charges	(vii)	189	138
Roaming billing processing fees	(viii)	225	201
Equipment maintenance service fees	(ix)	54	46
Construction and related service fees	(x)	223	161
Purchase of transmission tower and transmission tower-related service and antenna maintenance service fees	(xi)	87	55
Prepaid card sales commission income	(xii)	197	241
Prepaid card sales commission expenses	(xii)	195	315
Technology platform development and maintenance service income	(xiii)	39	—
Telecommunications lines maintenance services fee	(xiv)	22	—
Interest paid/payable	(xv)	645	—

Notes:

(i) Interconnection revenue represents the amounts received or receivable from the China Mobile Group in respect of long distance calls made by non-Group's subscribers.

(ii) Interconnection charges represent the amounts paid or payable to the China Mobile Group in respect of long distance calls made by the Group's subscribers roaming outside their registered provinces.

(iii) Leased line charges represent expenses paid or payable to the China Mobile Group for the use of inter-provincial leased lines which link the Group's mobile switching centres together and with other mobile switching centres of the China Mobile Group.

(iv) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming in calls, in addition to applicable long distance charges. Roaming revenue represents domestic and international roaming in usage charges from non-subscribers received or receivable from the relevant domestic and international cellular telephone operators through the China Mobile Group.



(Expressed in Renminbi)

33 Related party transactions (cont'd)

Notes: (cont'd)

(v) A cellular telephone user using roaming services is charged at the respective roaming usage rate for roaming out calls, in addition to applicable long distance charges. Roaming expenses represent the amount of domestic and international roaming out charges received or receivable from subscribers which is to be remitted to the relevant domestic and international cellular telephone operators for their share of the roaming revenue through the China Mobile Group.

(vi) Spectrum fees represent the spectrum usage fees paid or payable to the China Mobile Group for the usage of the frequency bands allocated to the Company's subsidiaries in the PRC.

(vii) Operating lease charges represent the rental and property management fees paid or payable to the subsidiaries of China Mobile for operating leases in respect of land and buildings and others.

(viii) Roaming billing processing fees represent the amounts paid or payable to the China Mobile Group for the provision of the roaming billing processing services to the Company's subsidiaries.

(ix) Equipment maintenance service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of the maintenance services to the Company's subsidiaries.

(x) Construction and related service fees represent the amount paid or payable to subsidiaries of China Mobile for the provision of telecommunications projects plannings, design and construction services and telecommunications lines and pipelines construction services to the Company's subsidiaries.

(xi) This represents payment made by Hebei Mobile to acquire transmission towers from relevant subsidiary of China Mobile and expenses paid or payable to relevant subsidiary of China Mobile for the provision of transmission tower related services and antenna maintenance services provided to Hebei Mobile; and payment made by the Group to Hubei Communications Services Company, a subsidiary of China Mobile in respect of the purchase of transmission towers and for the provision of transmission tower related services.

(xii) Prepaid card sales commission income and commission expenses represent handling charges received/receivable from subsidiaries of China Mobile to the Company's subsidiaries or paid/payable by the Company's subsidiaries to subsidiaries of China Mobile in respect of prepaid card services.

(xiii) Technology platform development and maintenance service income represents the amounts received or receivable from China Mobile in respect of equipment charges, systems integration fees, software licensing fees, technical support fees and/or major overhaul charges for the mobile information service centre platform.

(xiv) Telecommunications lines maintenance services fees represent the amount paid or payable by Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile to the relevant subsidiaries of China Mobile for the provision of telecommunications lines maintenance services.

(xv) Interest paid/payable represents the interest paid or payable to China Mobile and CMHK (BVI) in respect of the designated loans borrowed and the balance of purchase consideration for acquisition of subsidiaries.



34 Commitments (cont'd)

(b) Operating lease commitments

At 31 December 2002, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group				The Company
	Land and buildings RMB million	Leased lines RMB million	Others RMB million	Total RMB million	Land and buildings RMB million
At 31 December 2002:					
Within one year	833	4,672	583	6,088	2
After one year but within five years	2,023	4,117	488	6,628	—
After five years	1,512	183	307	2,002	—
	4,368	8,972	1,378	14,718	2
At 31 December 2001:					
Within one year	647	4,013	397	5,057	2
After one year but within five years	1,588	4,746	788	7,122	1
After five years	1,170	919	438	2,527	—
	3,405	9,678	1,623	14,706	3

The Group leases certain land and buildings, leased lines and other equipment under operating leases. None of the leases includes contingent rentals.



33 Related party transactions (cont'd)

(b) Pursuant to a resolution passed at the extraordinary general meeting held on 24 June 2002, the Company acquired the entired share capital of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI from CMHK (BVI), the immediate holding company of the Company, for a total consideration of US$8,573,000,000 (equivalent to RMB 70,959,000,000). The consideration was satisfied by a cash of RMB 49,248,000,000 and allotment of shares to CMHK (BVI) amounted to HK$20,457,000,000 (equivalent to RMB 21,711,000,000). The only assets of each of Anhui Mobile BVI, Jiangxi Mobile BVI, Chongqing Mobile BVI, Sichuan Mobile BVI, Hubei Mobile BVI, Hunan Mobile BVI, Shaanxi Mobile BVI and Shanxi Mobile BVI are their interests in the entire equity of Anhui Mobile, Jiangxi Mobile, Chongqing Mobile, Sichuan Mobile, Hubei Mobile, Hunan Mobile, Shaanxi Mobile and Shanxi Mobile respectively.

34 Commitments

(a) Capital commitments

Capital commitments outstanding at 31 December 2002 not provided for in the accounts were as follows:

	The Group		The Company	
	2002 RMB million	2001 RMB million	2002 RMB million	2001 RMB million
Commitments in respect of land and buildings				
— authorised and contracted for	1,167	1,447	—	—
— authorised but not contracted for	3,423	3,915	—	—
	4,590	5,362	—	—
Commitments in respect of telecommunications equipment				
— authorised and contracted for	5,270	8,919	—	1,587
— authorised but not contracted for	23,267	31,419	—	—
	28,537	40,338	—	1,587
Total commitments				
— authorised and contracted for	6,437	10,366	—	1,587
— authorised but not contracted for	26,690	35,334	—	—
	33,127	45,700	—	1,587



35 Post balance sheet events

After the balance sheet date the directors proposed a final dividend. Further details are disclosed in note 11.

36 Comparative figures

The presentation and classification of items in the consolidated cash flow statement have been changed due to the adoption of the requirements of SSAP 15 (revised 2001) "Cash flow statements". As a result, cash flow items from taxation, returns on investments and servicing of finance have been classified into operating, investing and financing activities respectively and a detailed breakdown of cash flows from operating activities has been included on the face of the consolidated cash flow statement. Comparative figures have been reclassified to conform with the current year's presentation.

37 Ultimate holding company

The directors consider the ultimate holding company at 31 December 2002 to be China Mobile, a company incorporated in the PRC.



Supplementary Information for ADS Holders

The Group's accounting policies conform with generally accepted accounting principles in Hong Kong ("HK GAAP") which differ in certain material respects from those applicable generally accepted accounting principles in the United States of America ("US GAAP").

The significant differences relate principally to the following items and the adjustments considered necessary to present the net profit and shareholders' equity in accordance with US GAAP are shown in the tables set out below:

(a) Effect of combination of entities under common control

Under HK GAAP, the Group adopted the acquisition method to account for the purchase of subsidiaries from the holding company. Under the acquisition method, the acquired results are included in the results of operations from the date of their acquisition. For acquisitions before 1 January 2001, goodwill arising on the acquisition, being the excess of the cost over the fair value of the Group's share of the separable net assets acquired, is eliminated against reserves immediately on acquisition. For acquisitions on or after 1 January 2001, goodwill arising on the acquisition is amortised to the consolidated profit and loss account on a straight-line basis over 20 years.

As a result of the Group and the acquired subsidiaries, being under common control prior to the acquisition, such acquisitions under US GAAP are considered "combinations of entities under common control". Under US GAAP, combinations of entities under common control are accounted for under the "as if pooling-of-interests" method, whereby assets and liabilities are accounted for at historical cost and the financial statements of previously separate companies for periods prior to the combination generally are restated on a combined basis. The consideration paid by the Group has been treated as an equity transaction in the year of acquisition for US GAAP purposes.

(b) Capitalisation of interest

Under HK GAAP, the Group capitalises interest costs to the extent that the related borrowings are directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

Under US GAAP, interest costs capitalised are determined based on specific borrowings related to the acquisition or construction of an asset, if an entity's financing plans associate a specific new borrowing with a qualifying asset. If average accumulated expenditures for the asset exceed the amounts of specific new borrowings associated with an asset, additional interest costs capitalised are based on the weighted average interest rate applicable to other borrowings of the entity.



(c) Revaluation and impairment of fixed assets

For certain periods prior to 31 May 1997, the fixed assets of the subsidiaries were revalued in compliance with PRC rules and regulations, resulting in an increase in shareholders' equity.

Additionally, the fixed assets of the subsidiaries were revalued as a result of the restructuring occurred in 1997 and the subsequent acquisitions. These fixed asset revaluations result in an increase in shareholders' equity with respect to the increase in carrying amount of certain fixed assets above their historical cost bases.

The carrying amount of fixed assets under HK GAAP is reviewed periodically in order to assess whether the recoverable amount has declined below the carrying amount. When such a decline occurs, the carrying amount is reduced to the recoverable amount based on the expected future cash flows generated by the fixed assets, discounted to their present values. A subsequent increase in the recoverable amount is written back to results of operations when circumstances and events that led to the write-down or write-off cease to exist.

Under US GAAP, fixed assets are stated at their historical cost, less accumulated depreciation. However, as a result of the tax deductibility of the revaluation reserve, a deferred tax asset related to the reversal of the revaluation reserve is created under US GAAP with a corresponding increase in shareholders' equity.

Under US GAAP, fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.



(d) Employee housing scheme

The Group provides staff quarters under its employee housing schemes at below market prices. Under HK GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are not recognised by the subsidiaries.

Under US GAAP, employee housing scheme costs borne by the corresponding PTAs and not charged to the subsidiaries are reflected as an expense in the statement of income and a corresponding capital contribution. Additionally, under US GAAP, the costs to be borne by the subsidiaries are accrued over the term of the program.

(e) Deferred taxation

Under HK GAAP, the Group provides for deferred tax liabilities only to the extent that there is a reasonable probability that such deferred tax liabilities will become payable in the foreseeable future. Deferred tax assets are not recognised unless their realisation is assured beyond reasonable doubt.

Under US GAAP, provisions are made for all deferred taxes as they arise, except a valuation allowance is provided against deferred tax assets when realisation of such amounts does not meet the criterion of "more likely than not".

(f) Share option scheme

The Group grants share options to directors and employees. Under HK GAAP, the proceeds received are recognised as an increase to capital upon the exercise of the share options.

Under US GAAP, the Group determines compensation expenses based upon the excess, if any, of the quoted market price of the shares on the date of grant over the exercise price of the options and amortises this amount over the vesting period of the option concerned.



(g) Revenue recognition

Until 30 June 1999, under both HK GAAP and US GAAP, connection fee revenue was recognised as received. Under US GAAP, effective 1 July 1999, net connection fees received in excess of direct costs are deferred and recognised over the estimated customer usage period for the related service.

Under US GAAP, effective 1 January 2000, the Group adopted provisions of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB101"). Under SAB101, connection fees received and incremental direct costs up to, but not exceeding such fees, are deferred and amortised over the estimated customer usage period for the related service. The cumulative effect from the adoption of SAB101 was not material.

(h) Interconnection, roaming and leased line agreements

In May 2000, the Group entered into new agreements with China Mobile for inter-provincial interconnection and domestic and international roaming services, and inter-provincial long distance transmission leased line arrangement with retrospective effect from 1 October 1999 for Guangdong Mobile, Zhejiang Mobile and Jiangsu Mobile and from 1 April 1999 for Fujian Mobile, Henan Mobile and Hainan Mobile. Under HK GAAP, the net savings refunded to the Group as a result of the two agreements taking retrospective effect were recorded in operations for the year ended 31 December 2000. Under US GAAP, such net savings are deferred and amortised on a straight-line basis over seven years.



Supplementary Information for ADS Holders

Effect on net profit of significant differences between HK GAAP and US GAAP is as follows:

	2002 US$ million (except per share data)	2002 RMB million	2001 RMB million (except per share data)	2000 RMB million
Net profit under HK GAAP	**3,956**	**32,742**	28,015	18,027
Adjustments:				
Effect of combination of entities under common control	**341**	**2,818**	3,295	7,757
Capitalised interest	**(12)**	**(100)**	85	17
Revaluation of fixed assets	**81**	**672**	3,211	603
Employee housing scheme	**—**	**—**	—	(180)
Deferred taxation	**(13)**	**(107)**	(623)	(937)
Share option scheme	**(40)**	**(331)**	(277)	(99)
Amortisation of net connection fees and telephone number selection fees	**103**	**853**	764	(526)
Amortisation of net savings from interconnection, roaming and leased line agreements	**10**	**85**	86	(543)
Reversal of Goodwill	**113**	**936**	—	—
Deferred tax effects of US GAAP adjustments	**(44)**	**(366)**	(320)	18
Net profit under US GAAP	**4,495**	**37,202**	34,236	24,137
Basic net profit per share in accordance with US GAAP	**US$0.23**	**RMB1.90**	RMB1.76	RMB1.31
Diluted net profit per share in accordance with US GAAP	**US$0.23**	**RMB1.90**	RMB1.76	RMB1.30
Basic net profit per ADS in accordance with US GAAP*	**US$1.15**	**RMB9.51**	RMB8.81	RMB6.53
Diluted net profit per ADS in accordance with US GAAP*	**US$1.15**	**RMB9.50**	RMB8.80	RMB6.52

* Based on a ratio of 5 ordinary shares to one ADS.



Effect on shareholders' equity of significant differences between HK GAAP and US GAAP is as follows:

	2002 US$ million	2002 RMB million	2001 RMB million
Shareholders' equity under HK GAAP	20,804	172,202	111,779
Adjustments:			
Effect of combination of entities under common control	—	—	30,663
Capitalised interest	58	476	576
Revaluation of fixed assets			
— cost	(1,278)	(10,577)	(10,577)
— accumulated depreciation and other	959	7,937	7,265
Deferred tax adjustments on revaluations	103	849	1,135
Employee housing scheme	(191)	(1,583)	(1,583)
Deemed capital contribution for employee housing scheme	191	1,583	1,583
Deferral of net connection fees and telephone number selection fees	(94)	(774)	(1,627)
Deferral of net savings from interconnection, roaming and leased line agreements	(45)	(372)	(457)
Recognition of deferred taxes	165	1,362	1,447
Reversal of goodwill	(4,412)	(36,522)	—
Deferred tax effects of US GAAP adjustments	(1)	(6)	96
Shareholders' equity under US GAAP	16,259	134,575	140,300

Solely for the convenience of the reader, the 31 December 2002 tables above and following information have been translated into United States dollars at the rate of US$1.00 = RMB8.2772 quoted by the People's Bank of China on 31 December 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 31 December 2002, or any other certain date.



Supplementary Information for ADS Holders

Condensed consolidated statements of income prepared under US GAAP

	Year ended 31 December			
	2002 US$ million (except per share data)	2002 RMB million (except per share data)	2001 RMB million (except per share data)	2000 RMB million (except per share data)
Operating revenue				
Usage fees	**12,610**	**104,373**	92,478	79,218
Monthly fees	**2,299**	**19,032**	18,237	18,336
Connection fees	**182**	**1,505**	2,091	2,009
Other operating revenue	**2,467**	**20,421**	14,943	12,899
	17,558	**145,331**	127,749	112,462
Operating expenses				
Leased lines	**723**	**5,985**	6,422	10,124
Interconnection	**1,780**	**14,733**	16,234	16,795
Depreciation	**3,437**	**28,445**	22,516	19,129
Personnel	**946**	**7,832**	7,129	6,520
Other operating expenses	**4,113**	**34,045**	26,297	19,222
Write-down and write-off of analog network equipment	**—**	**—**	—	5,499
	10,999	**91,040**	78,598	77,289
Profit from operations	**6,559**	**54,291**	49,151	35,173
Other net income	**210**	**1,739**	1,715	1,238
Non-operating net income	**76**	**632**	322	230
Interest income	**89**	**732**	947	1,112
Finance costs	**(239)**	**(1,976)**	(1,941)	(2,287)
Profit from ordinary activities before taxation	**6,695**	**55,418**	50,194	35,466
Taxation	**(2,200)**	**(18,214)**	(15,959)	(11,328)
Profit from ordinary activities after taxation	**4,495**	**37,204**	34,235	24,138
Minority interests	**—**	**(2)**	1	(1)
Net profit	**4,495**	**37,202**	34,236	24,137
Basic net profit per share	**US$0.23**	**RMB1.90**	RMB1.76	RMB1.31
Diluted net profit per share	**US$0.23**	**RMB1.90**	RMB1.76	RMB1.30
Basic net profit per ADS*	**US$1.15**	**RMB9.51**	RMB8.81	RMB6.53
Diluted net profit per ADS*	**US$1.15**	**RMB9.50**	RMB8.80	RMB6.52

* Based on a ratio of 5 ordinary shares to one ADS.



Condensed consolidated balance sheets prepared under US GAAP

	31 December		
	2002 US$ million	2002 RMB million	2001 RMB million
ASSETS			
Current assets			
Cash and cash equivalents	3,935	32,575	25,181
Deposits with banks	1,337	11,069	14,995
Accounts receivable	713	5,899	7,169
Other receivables	149	1,231	1,292
Current portion of deferred tax	377	3,116	624
Inventories	192	1,586	1,472
Prepayments and other current assets	249	2,059	2,061
Amount due from ultimate holding company	155	1,282	2,997
Amounts due from related parties	48	401	219
Total current assets	7,155	59,218	56,010
Fixed assets	19,721	163,232	141,396
Construction in progress	2,782	23,026	31,004
Investment securities	9	77	77
Interest in associates	2	16	16
Deferred tax	321	2,660	4,164
Deferred expenses	110	912	1,597
Total assets	30,100	249,141	234,264
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable	2,062	17,069	15,799
Bills payable	152	1,256	1,785
Bank loans and other interest-bearing borrowings	982	8,132	9,296
Current instalments of obligations under finance leases	8	68	994
Taxation	794	6,568	6,089
Amounts due to related parties	292	2,414	2,700
Accrued expenses and other payables	1,961	16,228	13,741
Amount due to immediate holding company	49	402	—
Amount due to ultimate holding company	147	1,217	659
Current portion of deferred revenue	816	6,760	824
Total current liabilities	7,263	60,114	51,887



Condensed consolidated balance sheets prepared under US GAAP (cont'd)

	31 December		
	2002 US$ million	2002 RMB million	2001 RMB million
LIABILITIES AND SHAREHOLDERS' EQUITY (cont'd)			
Bank loans and other interest-bearing borrowings	4,391	36,348	24,513
Deferred revenue, excluding current portion	331	2,737	7,970
Amount due to ultimate holding company	—	—	8,750
Amount due to immediate holding company	1,833	15,176	—
Obligation under finance leases, excluding current instalments	—	—	812
Total liabilities	13,818	114,375	93,932
Minority interests	23	191	32
Shareholders' equity	16,259	134,575	140,300
Total liabilities and shareholders' equity	30,100	249,141	234,264

Note: The above condensed "Consolidated balance sheets" and "Consolidated statements of income" as at 31 December 2001 and 2002 and for each of the three years ended 31 December 2000, 2001 and 2002 include the results of the Company and its subsidiaries prepared under US GAAP as if the current Group structure had been in place throughout the relevant periods.



Financial Summary

(Expressed in Renminbi)

Results

	2002 RMB million	2001 RMB million	2000 RMB million	1999 RMB million	1998 RMB million
Operating revenue					
Usage fees	**93,272**	73,458	46,287	25,812	16,346
Monthly fees	**16,901**	14,085	9,623	4,981	4,347
Connection fees	**—**	711	2,213	4,319	3,323
Other operating revenue	**18,388**	12,077	6,861	3,511	2,329
	128,561	100,331	64,984	38,623	26,345
Operating expenses					
Leased lines	**5,287**	5,005	5,501	3,723	3,917
Interconnection	**12,975**	13,055	8,329	6,453	4,752
Depreciation	**26,827**	17,664	9,759	7,411	4,598
Personnel	**6,757**	5,325	3,991	2,256	1,595
Other operating expenses	**27,919**	18,270	10,578	5,140	3,548
	79,765	59,319	38,158	24,983	18,410
Profit from operations	**48,796**	41,012	26,826	13,640	7,935
Write-down and write-off of analog network equipment	**—**	—	(1,525)	(8,242)	(282)
Amortisation of goodwill	**(936)**	—	—	—	—
Other net income	**1,686**	1,594	915	552	336
Non-operating net income/ (expenses)	**571**	(6)	(5)	70	(51)
Interest income	**713**	857	1,006	767	1,609
Finance costs	**(1,852)**	(1,740)	(824)	(343)	(160)
Profit from ordinary activities before taxation	**48,978**	41,717	26,393	6,444	9,387
Taxation	**(16,234)**	(13,703)	(8,366)	(1,647)	(2,486)
Profit from ordinary activities after taxation	**32,744**	28,014	18,027	4,797	6,901
Minority interests	**(2)**	1	—	—	(1)
Profit attributable to shareholders	**32,742**	28,015	18,027	4,797	6,900



Financial Summary

(Expressed in Renminbi)

Assets and liabilities

	2002 RMB million	2001 RMB million	2000 RMB million	1999 RMB million	1998 RMB million
Fixed assets	**165,409**	105,208	87,465	42,699	33,986
Construction in progress	**23,013**	19,981	13,527	6,735	7,339
Goodwill	**36,522**	—	—	—	—
Interest in associates	**16**	16	46	46	30
Investment securities	**77**	77	61	—	—
Deferred tax (excluding current portion)	**455**	114	2,158	2,306	152
Deferred expenses	**190**	180	164	51	—
Net current (liabilities)/assets	**(896)**	9,458	5,847	14,031	7,083
Total assets less current liabilities	**224,786**	135,034	109,268	65,868	48,590
Long term bank loans and other interest-bearing borrowings	**(36,348)**	(21,591)	(23,134)	(7,177)	(991)
Obligations under finance leases, excluding current instalments	**—**	(812)	(1,235)	(107)	—
Amount due to immediate holding company	**(15,176)**	—	—	—	—
Deferred revenue (excluding current portion)	**(869)**	(820)	(1,122)	(1,492)	(1,757)
Minority interests	**(191)**	(32)	(17)	—	(15)
Net assets	**172,202**	111,779	83,760	57,092	45,827

Notes:

(1) The above tables summarise the results of the Group for the years ended 31 December 1998, 1999, 2000, 2001 and 2002, together with the Group's assets and liabilities as at 31 December 1998, 1999, 2000, 2001 and 2002.

The Group's results for the years ended 31 December 1998, 1999, 2000, 2001 and 2002 include the results of the Company and its subsidiaries for the period from 1 January or the date of incorporation or acquisition, if later, to 31 December of the year.

(2) Despite a change in accounting policy for goodwill, figures for the years from 1998 to 2000 have not been adjusted as the Group has taken advantage of the transitional provisions set out in paragraph 88 of SSAP 30 with the effect that the new accounting policy has been adopted prospectively from 1 January 2001 onwards.



Glossary

This glossary contains certain definitions and other terms as they relate to the Company and the Group and as they are used in the Annual Report. These definitions may, or may not, correspond to standard industry definitions.

Average number of subscribers

For each year from 2000 to 2002, the average number of subscribers is the weighted average of the number of subscribers in each calendar month in that year. In this annual report, the average number of subscribers is used to calculate indicators such as Minutes of Usage Per User Per Month (MOU) and Average Revenue Per User Per Month (ARPU).

Base (transceiver) station

Base (transceiver) station refers to transmitters, receivers and antennas serving each wireless network cell. Their transmission power will determine the radius of each cell.

BOSS

Business Operation Support System, which includes billing systems, settlement systems, business management systems and customer services systems.

Channel

For mobile communications, a channel is a pair of frequencies for signal transmission. There are two types of channels for GSM: voice channels for the transmission of voice and data; and control channels for the transmission of network management information and channel control information, and application data information such as short message services.

e-Freedom

"e-Freedom" is a wireless access service to the Internet (or Intranet) provided by the Group to business subscribers and corporate subscribers. Customers can enjoy the freedom of wireless access to the Internet by inserting a network card (including GPRS card or WLAN card) and an exclusive data SIM card into a notebook computer or PDA, without the need of other external devices.

GSM

Global System for Mobile Communications, a pan-European mobile telephone system based on digital transmission and cellular network architecture with roaming capability. GSM is the standard accepted in most of Europe, the Middle East, Africa, Australia and Asia (with the exception of, among others, Japan and South Korea).

Interconnection

The establishment of effective communication links between telecommunications networks so as to permit the subscribers of a telecommunications service operator to communicate with the subscribers of another telecommunications service operator or to utilize the telecommunications services provided by another telecommunications service operator.

IP

Internet Protocol, the standard communication protocol used in the exchange of information between terminals or network equipment over the Internet.

IP-based long distance call

IP-based long distance call refers to the encoding of long distance call voice signals using IP Protocol and transmitting them over an IP network. In this case, the voice signals are divided into packets and each packet is sent separately instead of setting up and maintaining a voice channel between the calling and called parties for the duration of a call.



Glossary

MMS

Multimedia Messaging Service (MMS). MMS is capable of delivering messages combining animated color pictures, sounds, text and motion pictures. MMS is a mobile data service launched after SMS.

Mobile switching center

Mobile switching center processes communications between mobile subscribers and other subscribers (such as mobile subscribers, ISDN subscribers and fixed line subscribers, etc.). Mobile switching center includes the necessary database for the storage of subscriber information and equipment to perform subscriber mobility functions.

Monternet

"Monternet" is China Mobile's unified brand for mobile data businesses.

M-Zone

A customer brand introduced by the Group that targets the critical "youth" market. Customer usage is encouraged and regular usage patterns for telecommunications services are cultivated through offerings of bundled voice and mobile data services, which enable users to follow trends in fashion, entertainment and leisure, and to more readily socialize with their peers.

Network utilization rate

The ratio of the aggregate subscriber base to the capacity of the mobile telecommunications network. At present, the capacity of the mobile telecommunications network is calculated on the basis that each wireless voice channel can support 30 subscribers.

Penetration rate

The total number of subscribers (including the estimated subscribers using the services of other operators) divided by the total population within a designated area.

Roaming

A service which allows a subscriber to use his or her handset while outside of his or her home location. Roaming requires an agreement between operators in order to permit subscribers to access the other operator's system.

VPMN

A flexible and convenient telecommunications service which is provided to corporate customers by means of a dedicated logical network on the Group's mobile telecommunications network, utilizing methodologies such as unique code planning. VPMN provides personalized services and a means for providing comprehensive solutions to corporate customers.

3G (Third Generation mobile telecommunications technologies)

Third Generation mobile telecommunications technologies are focused on providing wireless broadband multi-media communications services, including high-speed data services, imaging services and global roaming.





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Hong Kong
Tel: (852) 3121 8888
Fax: (852) 3121 8809
Website: www.chinamobilehk.com